8/10.

05010843

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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME AltaGas Income Trust

*CURRENT ADDRESS Suite 1700, 355 - 4th Avenue, S.W.
Calgary, Alberta
Canada T2P 0J1

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 01 2005
THOMSON FINANCIAL

FILE NO. 82- 34911 FISCAL YEAR 12/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: EB
DAT : 8/30/05



ALTAGAS

2003
Annual
Report



On April 1, 2004 AltaGas will celebrate 10 years of extraordinary growth. WHAT BEGAN AS A NATURAL GAS CONSULTING SERVICES COMPANY IN 1994 HAS GROWN THROUGH A SERIES OF ASSET ACQUISITIONS AND INTERNAL EXPANSION INTO A CORPORATION WITH A DIVERSE ASSET BASE VALUED AT CLOSE TO $1 BILLION AND CAPABLE OF GENERATING SIGNIFICANT CASH FLOW OUT AS FAR AS 30 YEARS.

AT ALTAGAS WE LOOK FOR OPPORTUNITIES TO EXTEND THE HORIZON OF OUR CASH FLOW STREAMS TO PROVIDE LONG TERM VALUE TO SHAREHOLDERS. DIVERSIFICATION OF ASSETS IN TERMS OF REVENUE SOURCE, CONTRACTUAL TERMS, EXPOSURE TO INDUSTRY CYCLES AND GEOGRAPHIC LOCATION SUPPORTS OVERALL STABILITY. OUR REVENUE STREAMS ARE PREDICTABLE, WITH MINIMAL OR MANAGED EXPOSURE TO COMMODITY PRICES AND THEIR CASH FLOW HORIZON COVERS THE NEXT 30 YEARS.



YEARS
1
5
10
15
20
25
30
CASH FLOW HORIZON IN 1994
($2.7 million NBV)
CASH FLOW HORIZON IN 1996
($47.5 million NBV)
CASH FLOW HORIZON IN 1998
($280.5 million NBV)
CASH FLOW HORIZON IN 2001
($633.1 million NBV)
CASH FLOW HORIZON IN 2003
($778.9 million NBV)
100
80
60
40
20
0
PERCENT OF NET BOOK VALUE (NBV)
FIELD GATHERING AND PROCESSING
EXTRACTION
TRANSMISSION
NATURAL GAS DISTRIBUTION
POWER SERVICES

TEN YEARS OF BUILDING VALUE



1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
NET REVENUE [1] ($ millions)
10 Year Compound Annual Growth Rate 54 percent
225
175
125
75
25
EBITDA [1] ($ millions)
10 Year Compound Annual Growth Rate 55 percent
135
105
75
45
15
CASH FLOW PER SHARE ($)
10 Year Compound Annual Growth Rate 21 percent
2.00
1.60
1.20
0.80
0.40
NET INCOME PER SHARE ($)
10 Year Compound Annual Growth Rate 15 percent
0.90
0.70
0.50
0.30
0.10
DIVIDEND PER SHARE ($)
0.45
0.35
0.25
0.15
0.05
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

[1] Non-GAAP financial measure. See discussion on page 22

TEN YEARS OF GROWTH

We grew this Company from the ground up.

Ten years does not seem like a long time until you look back and see how far you have come. In 1994 AltaGas had 20 people and two short term service contracts. Our assets at the end of that year amounted to only $3.5 million but we had a small interest in an extraction plant and a small pipeline which signaled where we were going. Over the decade that followed we steadily, deliberately built an infrastructure of high quality assets and people focused on the energy industry. We now have nearly $1 billion in assets, our people number over 500 strong and in 2003 we generated our 10th consecutive year of record consolidated net income. How did we do it? Quite simply by sticking to a well defined and disciplined strategy of pursuing growth only where we can add value. This discipline has paid off. Our business is solid, like our future. And we believe we have many opportunities to repeat what we have accomplished in the past 10 years.


TOTAL ASSETS ($ millions)
900
700
500
300
100
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
FIELD GATHERING AND PROCESSING
EXTRACTION
TRANSMISSION
NATURAL GAS DISTRIBUTION
POWER SERVICES

TEN YEARS OF ASSET GROWTH

Our business is divided into three key operating segments

GATHERING AND PROCESSING

Component	Position	Assets	Key Drivers
▸ Field gathering and processing	▸ AltaGas is one of the top 10 Canadian processors of natural gas and one of the four largest Canadian midstream companies by capacity	▸ Over 6,000 kilometres of gathering lines, 67 processing facilities, 29 operating areas, 861 Mmcf/d of processing capacity, 90 percent average working interest	▸ Function of volumes processed, fees for service
▸ Extraction	▸ Interests in three of the 10 ethane and NGLs extraction plants in Canada	▸ Three extraction plants with 349 Mmcf/d of net inlet capacity, one field fractionation facility	▸ Natural gas volume processed, natural gas composition, may be influenced by NGLs and natural gas prices
▸ Transmission		▸ Six transmission pipelines	▸ Function of volumes transported

ENERGY SERVICES

Component	Position	Assets	Key Drivers
▸ Power services (represents over 95 percent of this segments' financial results)	▸ Supply four percent of Alberta's power capacity	▸ 453 MW of power supply through power purchase based arrangements	▸ MW hours of production sold ▸ Alberta power pool prices
▸ Gas services		▸ Industry expertise ▸ 135 customers	▸ Volumes marketed ▸ Fees for service

NATURAL GAS DISTRIBUTION

Component	Position	Assets	Key Drivers
▸ AltaGas Utilities Inc.	▸ Six percent of the Alberta natural gas distribution market	▸ 90 communities in Alberta, approximately 59,500 customers	▸ Volumes sold, weather
▸ Inuvik Gas Ltd. (33.3 percent)	▸ The only distribution system north of the Arctic circle	▸ Services the Town of Inuvik, NWT	▸ Volumes sold, weather
▸ Heritage Gas Limited (24.9 percent)	▸ First natural gas distribution franchise in Nova Scotia	▸ Six counties in Nova Scotia including the Halifax Regional Municipality	▸ Volumes sold, weather


FIELD GATHERING
AND PROCESSING

AltaGas Advantage
- Contractual provisions matched to processing risk, large portion of operating margin underpinned by producer commitments
- Facility, customer, geographic diversity
- Operational excellence, operate majority of facilities
- Long life assets with a significant portion of facilities that can easily be moved
- Minimal commodity price exposure

Opportunities
- All gas must be processed, significant infrastructure demand
- Internal expansion opportunities, proven acquisition strategy
- Increase facility utilization with little or no additional capital investment


EXTRACTION

- Over 70 percent of operating margin from fixed fee or cost of service type arrangements
- Majority of contracts are under long term contractual arrangements

- Modifications to increase product recoveries at facilities where AltaGas has an interest
- Acquisition of interests in existing or new facilities


TRANSMISSION

- Majority of operating margin based on long term, fixed fee contracts with volume commitments

- Construction or acquisition where AltaGas has existing gathering and processing facilities


POWER SERVICES

AltaGas Advantage
- Managed commodity price exposure through contracts which lock in a significant portion of power margins
- Long term conservatively priced power supply contracts in Alberta's deregulated power market
- Power supply is from two of the lowest cost coal fired plants in Alberta
- Power sourced from four independent units

Opportunities
- Asset acquisition and development and transmission opportunities, distributed power generation projects at field gathering and processing sites


GAS SERVICES

- Managed commodity price risk, fee for service revenue
- Minimal capital required

- Opportunity linked to growth in the gathering and processing segment


NATURAL GAS
DISTRIBUTION

AltaGas Advantage
- Regulated cost of service, long term franchise agreements
- Return on equity of 9.5 percent on an equity component of 41 percent
- No commodity price risk

Opportunities
- Growth within existing and new franchise areas and existing franchise base

- Subject to light handed regulation
- Formula return on equity

- Positioned for northern development

- Regulated cost of service
- Return on equity of 13 percent on an equity component of 45 percent

- Greenfield opportunity – initial infrastructure will be built over ten years


WE KNOW WHAT WE LOOKED LIKE 10 YEARS AGO. We can imagine
what we will look like 10 years from now.

A 10th anniversary is an exceptional vantage point from which to reflect on our past successes and examine our vision for the future.

The past 10 years have been an exceptionally rewarding journey for our Company and our shareholders. We have grown exponentially, taking our equity from a modest $37,000 in 1994 to almost $1 billion in assets today. More significantly, our asset base is formidably strong, with enough inherent long-term value to generate cash flow for decades to come.

As the proverb says, a journey of a thousand miles begins with the first step. AltaGas' strength stems from the fact that at the very start of our journey, at our first step, we had a clear vision of creating a lasting and sustainable company. Year by year, and step by step we sought to ensure that every step had strategic value to support our vision and help us reach our destination. As a result a great company has emerged.

1994 – THE FIRST STEP

We took our first step in 1994. The original AltaGas team of 20 people came together in April of that year. Drawn from the ranks of Alberta & Southern Gas Co. Ltd., our team brought a wealth of knowledge and experience in all aspects of the North American natural gas business. We shared a vision: to use our collective expertise to build a major independent Canadian natural gas midstream company. We would focus on providing a full range of natural gas services to enable our customers to move gas from the Western Canada Sedimentary Basin (WCSB) to markets throughout North America.

We also envisioned that our new company would combine utility-style operational strengths and reliability of income with the culture of an entrepreneurial organization that would be fully ready to seize opportunities. At the time, the midstream business was in its infancy in Canada. We knew we would need to be pioneers, entrepreneurs and risk takers to achieve our vision and we also knew we would need discipline and financial acuity.

When we entered the midstream marketplace, the only other players were subsidiaries of the large natural gas transmission companies. I suspect our competitors didn't take us too seriously at the time. As a start-up, we did not have the same level of financial backing to participate in multi-million dollar transactions for the large fixed gas plants and transmission lines that our competitors were acquiring. We decided to start small with acquisitions in the $1 million to $10 million range and to grow from there. Interestingly, we are still here while many of our competitors have disappeared.

Initially, we had only two short term service contracts and as the founding Chairman and Chief Executive Officer, my goal was to move quickly to diversify our revenue base, extend our cash flow horizon and fill the revenue gap when these contracts expired.

We did move quickly. In July 1994, we began to build our infrastructure business, acquiring a five percent interest in our first extraction plant and building a 12 kilometre gathering line. We ended 1994 with $3.5 million in midstream assets, financed by friends and associates who supported a private placement of 1.6 million common shares for $1 million. While these were some of the toughest dollars we ever had to raise because our midstream vision was a new concept, I want to say we owe a profound debt of gratitude to the individuals who believed in the AltaGas vision and joined us on our journey.

1995 – ON OUR WAY

In 1995, our path was already leading us to some exciting new opportunities. We invested $7 million in four natural gas field gathering and processing facilities that added 18.5 Mmcf/d in capacity. For the first time we operated one of our facilities. In the process, we crystallized our strategy of acquiring under-utilized field gathering and processing facilities in areas of the WCSB with good prospects for future gas exploration and development and then using our expertise and capital resources to increase utilization through a combination of new well tie-ins and equipment modification to optimize throughput. We broadened our services business in 1995 by offering natural gas management services for the gas moving through our facilities. As a result, by the end of 1995 AltaGas' services business included marketing, gas transportation management, facility operations and gas portfolio management services. All this activity signaled our transition from a natural gas consulting services company to a midstream operating company. AltaGas was well on its way.

1996 – DEFINING THE MIDSTREAM BUSINESS

In 1996, we significantly increased both the Company's asset base and its operating capabilities through a number of strategic acquisitions in Alberta and Saskatchewan. One transaction worth close to $26 million more than doubled our assets while extending our operating


1994▸ OUR VISION:
BUILD A MAJOR
CANADIAN MIDSTREAM
INFRASTRUCTURE
COMPANY. WE BEGAN
BY PROVIDING
CONSULTING SERVICES
Assets: $3.5 million


1995▸ TRANSITIONED
FROM A CONSULTING
SERVICES COMPANY AND
BEGAN TO IMPLEMENT
OUR STRATEGY OF
ACQUIRING SMALL, MOVABLE
PROCESSING FACILITIES
Assets: $11.7 million


1996 – OUR FIRST FULL
YEAR AS A MIDSTREAM
OPERATING COMPANY.
WE STARTED TO
DOMINATE CERTAIN
AREAS OF THE WCSB
Assets: $56.8 million


1997 – OUR LARGER
SIZE COUPLED WITH OUR
DIVERSE GEOGRAPHIC
LOCATIONS ENABLED
US TO TO LINK
OUR FACILITIES,
INFRASTRUCTURE AND
SERVICES TO CAPTURE
GREATER VALUE.

foothold into northern Alberta. We spent a total of $37 million that year and by year end, AltaGas had 12 processing facilities connected to 1,250 kilometers of gathering lines. We had moved from being contract operators to hiring our own field personnel who operated 70 percent of our total gathering and processing capacity, which had grown to 246 Mmcf/d. Our technical expertise had become important to our customers, who relied on us to efficiently connect their wells and construct compression or processing facilities to increase throughput from existing producer fields.

1997 – MAKING PROGRESS

In 1997, both our geographic diversity and the size of our asset base allowed us to focus on growing our existing areas and facilities. Another 53 Mmcf/d in processing capacity was acquired and we committed to an expansion that would increase our extraction capacity by 125 percent to 79 Mmcf/d by mid-1999. We applied our team's considerable operational and technical expertise to optimize and expand our facilities. We also concentrated on increasing our cost effectiveness by redeploying our growing inventory of facilities equipment. By year end, our inventory of assets had grown to 17 gathering and processing facilities connected to 1,412 kilometers of gathering lines. Our services business was continuing to grow but was now generating only 20 to 30 percent of cash flow.

1998 – THE VISION IS REALITY

This was a spectacular year of growth for AltaGas. We invested in our existing assets and continued our aggressive acquisition program. By the end of the year, we had 47 natural gas field gathering and processing facilities capable of processing 494 Mmcf/d of natural gas. These facilities connected 769 wells through 3,410 kilometers of AltaGas gathering lines. We had interests in two natural gas liquids (NGLs) and ethane extraction plants with a combined net processing capacity of 155 Mmcf/d and NGLs production capability of 1,560 Bbls/d. Our gas services group had also expanded to provide customers with marketing, transportation brokerage, gas portfolio management and third party contract well operating services.

The most significant event that year was our diversification into natural gas distribution. In June, we almost doubled our asset base when we acquired the Alberta gas distribution business of Centra Gas Alberta Inc. (Centra) for $108 million. This acquisition brought us 55,200 residential, rural and industrial customers in more than 90 communities throughout Alberta, added 140 people to our ranks and contributed a solid operational structure and a utility business to our base.


1998 ▸ SIGNIFICANT
GAS DISTRIBUTION
UTILITY ACQUISITION
ADDED SOLID LONG
TERM CASH FLOW
BUSINESS TO OUR BASE –
DOUBLED OUR SIZE
Assets: $327.1 million


1999 ▸ OUR ACQUISITION
AND EXPANSION
STRATEGIES CONTINUED
TO ACCELERATE OUR
GROWTH AS MANY PEER
COMPANIES CONSIDERED
DISPOSING OF
MIDSTREAM ASSETS OR
EXITING THE BUSINESS
Assets: $436.5 million

After five years of acquiring primarily field gathering and processing assets that have shorter term income streams, the Centra acquisition added balance by providing a source of strong, long term, regulated cost of service income and cash flow. These transactions confirmed that the strategy we had set down in 1994 was working and that our growth would continue. They also signaled a change for AltaGas. We had become a major Company employing a staff of 240 with $327 million in natural gas midstream assets. In 1998, AltaGas was ranked among the top 20 natural gas processors in Canada. In my message to shareholders in that year's annual report, I reflected on our initial vision of becoming a major Canadian midstream company. The vision had become a reality.

By the end of 1998, we had conducted seven private placements of equity with the majority lead by First Energy Capital Corp. Pricing of our shares had risen from $0.60 in 1994 to $8.75 for the special warrants issued in 1998. In addition, we had access to bank credit facilities of $180 million. In combination with our growing cash flow, our financial position was strong.

1999 – STAYING THE COURSE

In 1999, we further positioned AltaGas to take advantage of the opportunities we could see ahead. In July, we listed on the Alberta Stock Exchange. We also were able to attract a major investor in Enbridge Inc., which provided additional capital for our acquisition program.

During that year, the midstream industry continued to evolve. We stayed the course with our strategy, applying the operating principles and acquisition criteria established over our first six years to expand and diversify our midstream asset base. Our distribution business grew with commencement of deliveries of natural gas to the Town of Inuvik, the first natural gas distribution system north of the Arctic Circle. We continued to invest in smaller, under-utilized facilities but as we increased the utilization of those facilities, we also expanded them and created facility complexes. The facility complexes effectively become the large multi-million dollar gas plants that we had been unable to pursue just six years earlier. Also in 1999, transmission pipelines represented a new growth opportunity for us and a further link in our midstream value chain.

This was our first year without Don McMorland who died in November 1998. A mentor to many people at Alberta & Southern Gas Co. Ltd. and a Director of AltaGas since January 1995, Don's wisdom, foresight and business acumen had been a great help to me.

2000 – ADAPTING TO CHANGE

We took advantage of the high asset price environment in 2000 to focus on optimizing existing operations and adapting our business practices to the constantly changing natural gas market place. In January 2000, we listed on the Toronto Stock Exchange. Higher commodity prices gave us an opportunity to refine our contracting practices to optimize our invested capital. Producers were now willing to pay us to do their well tie-ins, underpin plant expansions, provide throughput commitments and pay higher processing fees. We developed a system for tracking our more than 500 gathering and processing and well operating agreements, creating a database of significant contractual terms such as renewal, renegotiation and producer commitment provisions and requisite notices for fee escalations. This new approach to our contractual relationships shifted us to a more customer focused business model.


SPEED LIMIT 10
2000 - AFTER 6 YEARS OF RAPID GROWTH, WE REINFORCED OUR ASSET BASE BY REFINING OUR BUSINESS PROCESSES, OPTIMIZING OUR ASSETS AND EXPANDING OUR ACCESS TO CAPITAL THROUGH A TSX LISTING
Assets: $581.1 million


2001 - CAPTURED THE OPPORTUNITY TO PURCHASE A POWER CONTRACT THAT TRANSITIONED US STRATEGICALLY BEYOND NATURAL GAS INTO THE MIDSTREAM ENERGY BUSINESS
Assets: $721.1 million

2001 – EXPANDING HORIZONS

In 2001, we invested $204 million in midstream assets of which some 42 percent was directed at acquisition and expansion of natural gas gathering and processing assets. We significantly expanded our extraction component with approximately $30 million allocated to two extraction plant projects.

However, our most significant move was the strategic transition beyond the world of natural gas and into the diversified energy services business with our purchase of a 50 percent interest in the Sundance B Power Purchase Arrangement (PPA) under which we acquired the rights to 353 megawatts (MW) of power for $111.9 million. Operationally, AltaGas had the right kind of people and systems to manage electrical power in much the same way as we manage our natural gas business. Strategically, power added a 19 year cash flow stream to our portfolio. Moreover, with the move into power, our world became a little bigger as we started to see ourselves as a supplier of integrated energy services. Combining operational excellence with new strategic opportunities began to broaden our view of the future. We also paid our first dividend to our shareholders in 2001, a clear indication of the strong financial foundation we had built.

2002 – REACHING NEW HEIGHTS

Our Company had another exceptional year in 2002. We established more formalized management practices including meeting quarterly to evaluate and set strategies, tactics and initiatives to manage growth and achieve key performance indicators. We delivered record net income of $29.4 million with outstanding power results and strong performance in our natural gas and NGLs businesses. And we locked in growth for 2003.

For a company like AltaGas, which looks for opportunities to acquire assets that diversify and enhance our ability to generate long term cash flow, the conditions in 2002 presented many opportunities to add assets that provided a balance of long term and shorter term fee for service and cost of service based income cash flow generation capability.

In December, we significantly expanded our transmission component with the acquisition of the Suffield transmission pipelines and added seven gathering and processing facilities with the Wabasca acquisition. We completed construction of the Joffre ethane extraction plant and started an expansion at the Empress EnCana extraction plant. We also embarked on an opportunity to extend our geographic footprint by participating in Heritage Gas Limited, a company building a natural gas distribution system in Nova Scotia. These investments – totaling $163 million – enhanced our assets in three distinct areas of AltaGas' operations and promised to significantly and positively impact cash flow and earnings in 2003 and beyond.


2002► SIGNIFICANTLY AND DELIBERATELY GREW OUR NATURAL GAS ASSET BASE TO MANAGE CONCENTRATIONS OF RISKS AND TO FURTHER EXTEND OUR CASH FLOW HORIZON
Assets: $904.9 million


2003► DIVERSIFIED BEYOND WESTERN CANADA INTO NATURAL GAS DISTRIBUTION IN NOVA SCOTIA. OUR STRONG BUSINESS BASE COMBINED WITH A PROGRAM OF SELECTIVE INVESTMENT AND SUPPORTED BY OPERATIONAL EXCELLENCE CONTINUED TO GENERATE RECORD CASH FLOW AND EARNINGS GROWTH
Assets: $919.3 million

2003 – BUILDING THE FOUNDATION FOR THE NEXT 10 YEARS

This year was not only a great year for AltaGas, it was also our best year yet. With income of $38.3 million we delivered our 10th consecutive year of record consolidated net income. We now have the critical mass to generate year over year growth in earnings, cash flow, return on equity and investment with minimal additional investment of capital. That being said, we continued to make selected investments and forge partnerships in 2003 that will provide AltaGas growth in the future. We expanded our power portfolio by 100 MW with the signing of the Genesee energy contract. In our field gathering and processing component, acquisitions, construction and expansion projects increased capacity and throughput also for the 10th consecutive year. We started distributing gas through the Heritage Gas Limited system in Nova Scotia late in the year and we purchased 19.2 percent of the Taylor NGL Limited Partnership.

Over our first 10 years, AltaGas has become increasingly focused on striking a balance between maintaining operational excellence and moving forward with an aggressive acquisition strategy. We are able to take risks and capitalize on opportunities with the knowledge that we have a solid base of assets generating predictable income.

In 2003, we embedded this balance into our organizational structure. We were fortunate in attracting Gary Holden as President and Chief Operating Officer to our already strong and committed team. Gary brings to AltaGas extensive energy-industry experience, both in the power and oil and gas markets. I will continue to identify and carry out the longer term vision for AltaGas, including our acquisition program. Our corporate groups, led by Patricia Newson, Dennis Dawson and Kent Stout, are accountable for accurate reporting and reliable control systems and for ensuring AltaGas has effective and competitive information technology, human resources, legal and stakeholder relations practices. Gary is in charge of all of the operating groups. The people within our operations groups are accountable for optimizing the investment in our assets and achieving best-in-class results. This organizational structure will allow us to continue to pursue our growth strategy which has proven so successful and to pursue operational excellence.

A VIEW OF THE FUTURE

When we celebrate AltaGas' 10th anniversary on April 1, 2004, we will be celebrating a 10 year track record of accomplishment that is the foundation for building an even stronger future.

So, as I look back on our record over the past 10 years, we implemented our vision, strategy and plan and have exceeded our goals. More importantly to me we have kept our promises to our investors and partners. We have:

- *invested in energy infrastructure;*
- *added value through asset diversity;*
- *extended cash flows to lock in long-term value;*
- *managed risk to minimize volatility;*
- *operated efficiently to optimize margins;*
- *managed our balance sheet to capture opportunity;*
- *provided superior shareholder returns; and*
- *brought it all together with the right team.*

This message is not just about looking back but also about looking ahead to the next stages of AltaGas' growth. Today, AltaGas is an asset-rich company with a great track record, a proven strategy and a vast array of opportunities. We are fortunate to be in a business where our prospects look very bright. We have numerous opportunities in field gathering and processing, power, extraction and transmission. Our size brings inherent advantages with reduced capital, operational and administrative costs. Our diverse asset base means we are not dependent on any one project or business and it enables us to grow through internal development. Our strong balance sheet allows us to be ruthlessly disciplined in pursuing premium, high-return assets.

We have the vision, strategies and goals in place for the next 10 years. Our future success will come from a combination of operational excellence, organic growth and acquisitions. Acquisitions we make will be prudent ones. Acquisitions are a legitimate way of adding long term value as long as there are next steps in the process, such as cost reductions, integrating with existing businesses and creating new opportunities. I believe we have the right balance from our business mix and the right risk profile. From time to time we may make subtle shifts in our strategy to capture opportunities as we adapt to our ever-changing environment. Our quarterly leadership team meetings refine the plans to reach our goals.



From left to right: Kent Stout, Dennis Dawson, Patricia Newson, Gary Holden, David Cornhill

On February 18, 2004 AltaGas announced that a Special Committee of Independent Directors was undertaking a review of whether to reorganize the business of AltaGas into an income trust. On March 10, 2004 AltaGas announced that the Special Committee recommended and the Board of Directors approved the proposal and the reorganization. The reorganization will be accomplished by way of a plan of arrangement under the Canada Business Corporation Act (the "Plan of Arrangement"). The Plan of Arrangement will be subject to the approval of the holders of AltaGas' Common Shares, Participating Shares and Options, voting at a special meeting to be held on April 29, 2004. In addition to securityholder approval, the Plan of Arrangement will be subject to receipt of regulatory and court approvals.

As our history demonstrates, at AltaGas we create value by investing in and being operationally excellent managers of energy infrastructure based assets. Reorganization of our business will not change that. The proposed reorganization is the foundation of a plan to enhance securityholder value and for continued prudent growth. Cash flow generated by the business of AltaGas will be distributed to AltaGas sucurityholders as the holders of the units of the Trust. The Trust will retain sufficient cash flow to fund maintenance capital and capital committed in the Natural Gas Distribution segment. The current business and operations of AltaGas will be unaffected by the proposed reorganization.

I have dreams for AltaGas. Some of those dreams are financial, such as doubling AltaGas' asset base over the next four years, continuing to improve the return on those assets and on the capital our shareholder's have provided to the Company. Some of those dreams are about our people. I want AltaGas to continue to strengthen the team and to provide every employee a work environment where they can grow and develop. I want AltaGas to provide a safe and environmentally sound workplace for all of our employees. Finally, I want AltaGas to continue to make a positive difference to our employees, customers, communities and shareholders.

I am proud of AltaGas and of our employees whose dedication, innovation and hard work are part of every success our Company has realized. On behalf of our employees and the Board we thank you for your confidence as we continue our efforts to build shareholder value in the next decade and beyond.



David W. Cornhill,
Chairman of the Board
and Chief Executive Officer



AltaGas is an integrated energy services company

WITH A PROVEN GROWTH STRATEGY, SUBSTANTIAL FINANCIAL CAPACITY AND THE SOPHISTICATED SYSTEMS THAT CAN RAPIDLY AND SMOOTHLY INTEGRATE NEW OPPORTUNITIES

Over the past decade AltaGas has applied a consistent strategy and built a company capable of delivering value and growth over the long term.

On joining AltaGas in April 2003, I was immediately struck by the depth, quality and underlying strength of the Company. AltaGas is one of Canada's fastest growing companies and has repeatedly delivered value for its shareholders. I was personally attracted to the strong foundation of the Company and its potential for continued growth. David Cornhill has demonstrated thoughtful leadership over the past decade in putting together this family of assets and people and it is a pleasure to join this talented team as President and Chief Operating Officer.

2003 was a milestone year for AltaGas' operations group. After 10 years of operating history in the Alberta oil and gas market and more recently the power market, AltaGas has matured. We have accumulated enough experience and success that the Company can consider itself an industry leader in many areas. However, the Company's entrepreneurial spirit dictates that it never accepts it has reached every goal. For the entrepreneurial minded, there is always one more question to answer and one more challenge to meet because you always want to do better. As with any company that has experienced rapid expansion and delivered to shareholders the exceptional growth in earnings and share value that AltaGas has, there were several issues and operational challenges ready to be addressed. Rapid growth inherently breeds the need for rapid change. When I came on board, the staff and management team were taking on the challenge.

The past year was the right time for the operations side of the business to regroup and focus on the attributes that will position the Company for excellence for many years to come. We have put particular emphasis on our customers because we recognize that we cannot grow and prosper without strong customer relationships. That is AltaGas' story for 2003 – paving the way for operational excellence. As we enter 2004, I can confidently say we are ready to move forward.

For most energy industry participants, 2003 will be remembered as the year in which the Western Canada Sedimentary Basin set records in both wells drilled and tie-ins. The general upward trend for commodity prices indicates that investment in production will be strong for some time to come. At AltaGas, this level of activity has had a positive impact on our 2003 results as natural gas production declines in our field gathering and processing component were offset by volume additions for the year. Furthermore, strong power prices and expansion in our generated volumes have made our power business a major contributor to the Company's bottom line. We expect that our operating margins from power will continue to be solid as high gas prices fuel strong power prices and our coal driven cost base remains in check. Moreover, strong contributions from our extraction and transmission components and our Natural Gas Distribution segment have made 2003 a success story across our entire portfolio.

AltaGas' financial strength is reliant upon its operational diversity. The key to managing the Company's risk is to generate reliable cash flow through a carefully constructed series of contracts in diverse market segments. However, that diversity also brings with it operational challenges that the Company must expertly manage. In 2003, we defined the formula for meeting those challenges and in 2004 we will be living by that formula.

Our formula for operational success is rooted in bringing sophisticated approaches that are easily executed. During 2003, we invested a great deal of time and effort in strengthening the foundations necessary to continue to efficiently manage rapid growth. Our ambition to improve growth in earnings per share has not diminished. To accomplish this we recognized that we must improve operationally in order to grow at the rate to which our shareholders have become accustomed. To that end, we have focused on the processes and controls that will allow us to minimize costs, accelerate decision making and ultimately improve operating margins, including:

- *communicating and managing information to improve day-to-day visibility of changing market conditions;*
- *building management tools that allow us to manage our diverse assets in power, natural gas gathering and processing, extraction, transmission and natural gas distribution;*
- *upgrading asset management practices to increase plant availability and lower life-cycle costs;*
- *investing in information technology that permits accuracy and timeliness to be a hallmark of our operational reputation; and*
- *bringing new people to new roles to ensure we share best practices between our varied business components.*

In short, we recognized that if the AltaGas of the future is to be 'best in class', we needed to bring a critical eye to all of our fundamental business processes. 2004 will be the year in which we deliver the systems and procedures to become best in class.

With nearly $1 billion in assets, it was clear to us that operational excellence must begin by maximizing the value of AltaGas' current asset base. With over 80 major asset locations and over 200 customer relationships in the Gathering and Processing segment alone, the challenges are large, particularly since most of those relationships are through complex long term contracts. In 2003, we worked to fully understand each of our assets. We also delegated responsibility and relationship management to people at each location in an effort to achieve excellence at each site. All of us at AltaGas share the knowledge that we are not merely a large collection of diverse assets, but rather a large collection of teams that specialize in managing these assets and the unique needs of each customer. This will be the key to growing our Company and to keeping our finger on the pulse of each of the investments we have made over our 10 years of operation.

We recognize that with growth comes the requirement to be excellent at integrating new assets, servicing new customers and addressing new challenges. On the one hand, we have pushed towards standardization and simplification. On the other hand, we are adaptive and flexible. Our business model represents the intersection of these two principles. In our model, we report, communicate,



Joffre Ethane Extraction Plant



Sundance B Power Plant

make decisions and solve problems with standards and repeatable processes. At the same time, we are building systems and procedures that allow for the adoption of distinct contractual relationships that often come along with new acquisitions. One example of this principle in action is our new information technology project in our production accounting area. Another is the launching of new preventive maintenance practices. Such initiatives will be the key to our ability to grow without fear of degrading quality of service. Our plans to increase our asset base have already begun with the recent additions of the Rainbow Lake and Mica Pouce Coupe field gathering and processing facilities.

On another front, our retail gas distribution efforts continue to thrive. Our Alberta-based gas utility business, AltaGas Utilities, continues to exhibit steady growth and dependable earnings. We shine in the areas of gas delivery realiability and workplace safety. In our Heritage Gas business in Nova Scotia, we are progressively building the business with our partners. As one of the last regions in Canada without natural gas distribution, we expect very rapid growth in this area as Nova Scotians convert to clean burning natural gas.

We are also strengthening our ability to manage risk. With our growth in the power and natural gas areas in 2003, we have shown our skill at bringing a low risk approach to volatile markets. We continue to refine the art of producing repeatable earnings through hedging, physical arbitrage deals, fixed margin transactions and tight controls. We remain committed to our long term strategy of keeping our positions closed and margins protected. Optimizing our commodity positions means locking in predictable margins as opposed to hoping for high commodity prices. We prefer to pursue margin growth through expanding our profit opportunities. For example, there are parts of the value chain where we can provide more services, such as delivering greater volumes of wholesale gas to end users, which we will continue to evaluate in 2004. These are the principles that we believe are consistent with maintaining the risk profile of a provider of midstream services – cash flow that is steady, dependable and well managed. These risk management skills require constant attention to detail and the ability to deal with changing conditions in real time. AltaGas' results in 2003 reflect the tremendous capability the Company already has in this area.

We have also chosen to put more energy into developing new codes of practice in the areas of safety and the environment. We have made a Company wide declaration that investing in a safe environment will take top priority in our field operations. We have improved our safety monitoring practices, upgraded our operating procedures and implemented an employee safety certification program in the latter part of the year. These steps combined are a great example of putting into action our most important corporate value – to be stewards of the environment and to view safety as not just important but absolutely critical. Our focus on safety and the environment is paying off. Our incidence of safety and environmental exceptions in 2003 was markedly better than the previous year and we expect continued improvement over the course of the coming year.

We recognize more than ever that a service organization like AltaGas is dependent upon the quality of its people. Our employees now number over 500 and the importance of team work and communication is critical to our ongoing success. We are working hard at developing meaningful career paths and personal recognition for our employees. The market place for employees continues to be competitive and we recognize that opportunities for our people are everywhere. We are concentrating on providing a vibrant work environment that offers individuals an opportunity to learn and grow. Ensuring AltaGas is a great place to work is essential to fulfilling our ambitions. Keeping our people both enthused about the Company's future and satisfied with their own futures is another critical element in our formula for success. AltaGas has always had smart, talented people. The Company's results speak for themselves. As we work together to address each operational challenge, I am continually rewarded by the positive attitude and genuine drive of the employees to make AltaGas one of the great companies in Canada's energy sector.

Our 10 year history of growth demonstrates both our ambition and our skills to execute. Broadly speaking, it is not very difficult to develop the capability and reputation for operational excellence. It simply requires dedication, enthusiasm and a Company wide drive. 2003 represented the phase whereby we generated the road map for operational excellence and began the journey. 2004 will be known as the year we make it to our destination of operational excellence. Along the way, we look forward to making AltaGas an even stronger player in the Canadian energy scene.

Gary Holden
President and Chief Operating Officer


AltaGas

Sylvan Lake Gas Plant



Strong performance from all components of AltaGas' business continues to translate into strong operating and financial results.

($ millions except per share amounts)	2003	2002	% Change
Revenue	708.9	492.7	44
Net revenue[1]	219.9	169.9	29
EBITDA[1,2]	121.9	94.8	29
EBITDA per share (basic)	$ 2.68	$ 2.24	20
EBITDA per share (diluted)	$ 2.66	$ 2.23	19
Net income	38.3	29.4	30
Net income per share (basic)	$ 0.84	$ 0.70	20
Net income per share (diluted)	$ 0.84	$ 0.69	22
Funds generated from operations[1]	90.2	70.8	27
Funds generated from operations per share (basic)	$ 1.98	$ 1.67	19
Funds generated from operations per share (diluted)	$ 1.97	$ 1.66	19
Total assets	919.3	904.9	2
Shareholders' equity	365.5	338.6	7
Total debt	396.9	419.5	-5
Shares outstanding at year end (millions)	45.7	45.2	1
Shares outstanding for the year (millions)			
Basic	45.5	42.3	NA
Diluted	45.9	42.6	NA
Key ratios			
Interest coverage (times)	3.8	3.4	NA
Debt as a percent of total capitalization	52.2	55.3	NA
ROE (percent average)	10.9	9.8	NA
ROC (percent average)	11.1	9.8	NA

[1] *Non-GAAP financial measure. See discussion on page 32.*

[2] *Earnings before interest, taxes, depreciation and amortization.*

Certain comparative figures have been reclassified to conform to the current financial presentation.
Prior periods throughout this Annual Report have been restated for the impact of the adoption of CICA Handbook guidance on accounting for asset retirement obligations.

($ millions, except per share amounts)	2003	2002	% Change
Revenue	708.9	492.7	44
Net revenue[1]	219.9	169.9	29
EBITDA[1,2]	121.9	94.8	29
EBITDA per share (basic)	$ 2.68	$ 2.24	20
EBITDA per share (diluted)	$ 2.66	$ 2.23	19
Net income	38.3	29.4	30
Net income per share (basic)	$ 0.84	$ 0.70	20
Net income per share (diluted)	$ 0.84	$ 0.69	22
Funds generated from operations[1]	90.2	70.8	27
Funds generated from operations per share (basic)	$ 1.98	$ 1.67	19
Funds generated from operations per share (diluted)	$ 1.97	$ 1.66	19
Total assets	919.3	904.9	2
Shareholders' equity	363.3	338.6	7
Total debt	396.9	419.5	-5
Shares outstanding at year end (millions)	45.7	45.2	1
Shares outstanding for the year (millions)			
Basic	45.5	42.3	NA
Diluted	45.9	42.6	NA
Key ratios			
Interest coverage (times)	3.8	3.4	NA
Debt as a percent of total capitalization	52.2	55.3	NA
ROE (percent average)	10.9	9.8	NA
ROC (percent average)	11.1	9.3	NA

[1] *Non-GAAP financial measure. See discussion on page 22*

[2] *Earnings before interest, taxes, depreciation and amortization*

Certain information [illegible] has been reclassified to conform to the current financial presentation.

[illegible] for the [illegible] have been restated for the impacts of the adoption of CICA Handbook guidance on accounting for asset retirement obligations.

A portfolio of infrastructure based assets

AltaGas is an infrastructure based company and our goal is to be one of the largest infrastructure companies in Canada's energy sector. We proactively seek opportunities to build value through acquisitions and expansions in the natural gas, natural gas liquids and power businesses. Our staff uses their in-depth industry knowledge to link our portfolio of assets to increase their operating efficiency and utilization. We operate a significant portion of our natural gas assets, which gives us control to leverage the assets, the energy relationships and the arbitrage opportunities that can enhance our profitability.

ALTAGAS OPERATIONAL AREAS AND FACILITIES


Beaufort Sea
Tuktoyaktuk
IKHIL
Reindeer Depot
YUKON TERRITORY
INUVIK GAS
NORTHWEST TERRITORIES
Fort McPherson
NOVA SCOTIA
Heritage Gas
HALIFAX
RAINBOW
KAHNTAH PIPELINE
ALBERTA
POUCE COUPE
WABASCA/ HOOLE NORTH/ HOOLE SOUTH
THORNBURY
MARTEN CREEK
WINEFRED
ROCK ISLAND
PRAIRIE RIVER
MITSUE
ANTE CREEK
CRAIGEND/ MCGUFFIN/ BEAVER LAKE
ALTAGAS COLD LAKE PIPELINE
WINDFALL
DORIS
THUNDER
SUMMERDALE PIPELINE
COLD LAKE
FORT PITT
SUNDANCE B
GENESEE
Edmonton
KITTO LAKE
BIRCH WAVY
LLOYDMINSTER
SASKATCHEWAN
ALDER FLATS
BATTLE LAKE PIPELINE
FERRYBANK
SYLVAN LAKE
SEDGEWICK
BRITISH COLUMBIA
CENTRAL BORDER
Calgary
NAMAKA
NORTH SUFFIELD
EMPRESS (ENCANA)
BANTRY
VULCAN
PORCUPINE HILLS PIPELINE
SOUTH FOOTHILLS
SOUTH SUFFIELD
COUTTS PIPELINE
MONTANA

FIELD GATHERING AND PROCESSING EXTRACTION TRANSMISSION NATURAL GAS DISTRIBUTION GAS SERVICES POWER SERVICES


CONSOLIDATED REVENUE ($ millions)
257.8
506.7
489.8
492.7
708.9
99
00
01
02
03


CONSOLIDATED NET REVENUE ($ millions)
85.9
116.3
135.0
169.9
219.9
99
00
01
02
03

The following discussion and analysis provides a comparison of AltaGas' performance and financial position in 2003 to 2002 including discussion on the Corporation's affairs up to March 4, 2004. This discussion and analysis should be read in conjunction with the consolidated financial statements and accompanying notes.

Prospective data, comments and analysis are also provided wherever appropriate to assist existing and new investors to see the business from a corporate management viewpoint. Such disclosure is subject to reasonable constraints of maintaining the confidentiality of certain information which, if published would probably have an adverse impact on the competitive position of the Corporation. The results or events predicted in this prospective information may differ from actual results or events. Factors which could cause actual results or events to differ materially include among other things the ability of AltaGas to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the gathering and processing, extraction, transmission, power and natural gas distribution sectors and the prevailing economic conditions in North America.

AltaGas files through the SEDAR system an Annual Information Form that provides further insight into the Corporation's businesses and associated risks.

CONSOLIDATED RESULTS

($ millions, unless otherwise noted, except per share amounts)		2003		2002[1]
Net income		38.3		29.4
Net income per share[2]	$	0.84	$	0.70

[1] *Prior periods have been restated for the impacts of the adoption of CICA Handbook guidance on accounting for asset retirement obligations*

[2] *Per share amounts are based on the weighted average number of shares outstanding during the period*

2003 was an exceptional year for AltaGas with net income up 30 percent when compared to 2002, earnings per share higher by 20 percent at $0.84 per share, return on equity at 10.9 percent and debt as a percentage of total capitalization down to 52.2 percent.

AltaGas' 2003 record results continued a trend achieved throughout the Corporation's 10 year history, predicated on its operational effectiveness, the impact of its business development during the year and late in the previous year and a favorable business environment.

Selected Annual Information [1]

($ millions, unless otherwise noted, except per share amounts)	2003	2002[2]	2001
Revenue	708.9	492.7	489.8
Cost of sales	489.0	322.8	354.8
Net revenue[4]	219.9	169.9	135.0
EBITDA[4]	121.9	94.8	69.9
Net income[3]	38.3	29.4	19.2
Net income per share	$ 0.84	$ 0.70	$ 0.50
Funds generated from operations[4]	90.2	70.8	50.2
Total assets	919.3	904.9	721.1
Long term liabilities	468.9	431.2	313.7
Shareholders' equity	363.3	338.6	261.9
Cash dividends	17.3	11.9	6.9

[1] Prior periods have been restated for the impacts of the adoption of CICA Handbook guidance on accounting for asset retirement obligations

[2] 2002 includes a pre-tax net gain of $1.0 million from the sale of investments

[3] 2003 net income includes the impact of legislative changes to federal income taxation, the impact of which reduced EPS by $0.04 per share

[4] Non-GAAP financial measure. See discussion that follows

Ratios

(percent)	2003	2002	2001
Return on average equity[1]	10.9	9.8	7.3
Debt as a percent of total capitalization[2]	52.2	55.3	58.5

[1] Return on average equity is calculated as net income for the year divided by the average shareholders' equity determined on a monthly weighted average basis

[2] Debt as a percent of total capitalization is calculated as total debt divided by total debt plus equity

Non-GAAP Financial Measures

The Company provides certain non-GAAP financial measures in tables of consolidated financial information in this Management's Discussion and Analysis. These measures do not have any standardized meaning prescribed by Canadian generally accepted accounting principles and may not be comparable to similar measures presented by other companies. All of the measures have been calculated in accordance with previous disclosures by the Corporation.

The purpose of these financial measures and their reconciliation to GAAP financial measures for their first use in the discussion, is shown below. All amounts are in millions of dollars unless otherwise noted.

EBITDA

		2003	2002	2001
Non-GAAP financial measure		$ 121.9	$ 94.8	$ 69.9
Add (deduct):	Income taxes	(23.2)	(13.5)	(9.2)
	Interest expense	(22.1)	(18.1)	(15.9)
	Amortization	(38.3)	(33.8)	(25.6)
Net Income (GAAP financial measure)		$ 38.3	$ 29.4	$ 19.2

EBITDA is provided to assist in determining the ability of AltaGas to generate cash from its operations.

Funds Generated From Operations

		2003		2002		2001
Non-GAAP financial measure	$	90.2	$	70.8	$	50.2
Add (deduct): Decrease in deferred revenue and other		–		(1.2)		0.1
Net change in non-cash working capital		6.3		5.6		(4.9)
Cash from operations (GAAP financial measure)	$	96.5	$	75.3	$	45.4

Funds generated from operations is provided to assist in determining the ability of AltaGas to generate cash after interest and taxes from operations without regard to changes in the Corporation's working capital in the year.

Net Revenue

		2003		2002	% Change
Non-GAAP financial measure	$	140.2	$	99.6	41
Add: Cost of goods sold		26.5		6.5	308
Revenue (GAAP Financial measure)	$	156.7	$	106.1	48

This reconciliation shows the difference between revenue and net revenue amounts in the table for Financial and Operating Results for the Gathering and Processing segment. Net revenue is provided in the extraction component and the Natural Gas Distribution and Energy Services segments as net revenue better reflects performance than does revenue, as changes in the market price of natural gas and power purchased for resale affect both revenue and the cost of goods sold.

Revenue increased 44 percent for the year ended December 31, 2003 compared to the year ended December 31, 2002 due to the higher prices received for natural gas and power sold in the Natural Gas Distribution and Energy Services segments, increased volumes processed through the Corporation's gathering and processing facilities and higher power volumes sold in the Energy Services segment. Volume increases resulted from the Corporation's activities in the field gathering and processing component including the acquisition of seven natural gas gathering and processing systems in northeastern Alberta (Wabasca) in late 2002 and the expansion of the Empress EnCana facility completed in September 2003, the acquisition of two natural gas pipelines (Suffield) in December 2002, the commissioning of the Joffre ethane extraction facility in late 2002, and the addition of 100 MW of power capacity associated with the Genesee energy contract in the Energy Services segment in April 2003.


CONSOLIDATED EBITDA ($ millions)
42.8
57.0
69.9
94.8
121.9
99
00
01
02
03

Net revenue, increased 29 percent for the year ended December 31, 2003 when compared to 2002.

Volumes processed in the field gathering and processing component rose to 520 Mmcf/d in 2003 from 492 Mmcf/d in 2002. The increase stems in large part from the Wabasca facilities acquisition in December 2002. Extraction production increased for 2003 to 6,560 Bbls/d from 3,399 Bbls/d due to the commissioning of the Joffre ethane extraction plant, also in December 2002 and due to increased ethane production resulting from modifications made at the Encana ethane extraction plant in late 2003. Transmission volumes rose to 348 Mmcf/d in 2003 from 70 Mmcf/d in 2002 due to the Suffield acquisition late in 2002. The volume of power sold rose to 373 MW in 2003 from 353 MW in 2002 due to the addition on April 1, 2003 of volumes from the Genesee energy contract. Prices AltaGas realized on average per MW hour sold in 2003 were $47.03, up from the $41.27 realized per MWh sold in 2002.

CONSOLIDATED NET INCOME ($ millions)


11.3
17.6
19.2
29.4
38.3
99
00
01
02
03

SHAREHOLDERS' EQUITY ($ millions)


230.8
250.6
261.9
338.6
363.3
99
00
01
02
03

Natural Gas Distribution volumes at AltaGas Utilities Inc. (AUI) increased slightly year over year due to higher transportation volumes and an increase in AUI's customer base offset by warmer average weather in 2003 versus 2002 and reduced customer usage associated with technological improvements. Heritage Gas Limited (Heritage Gas), a Nova Scotia company of which AltaGas owns 24.9 percent, accepted, on June 2, 2003, the natural gas distribution franchise to service six counties in Nova Scotia for a period of 25 years. Late in the year, Heritage Gas acquired and constructed natural gas distribution facilities and took steps to be an operating natural gas distribution utility. Heritage Gas activated its natural gas distribution system on December 20, 2003 and served its first customer on December 23, 2003. In its first four years of development, Heritage Gas expects to bring natural gas access to approximately 8,000 residential and business customers in Nova Scotia.

AltaGas' EBITDA increased 29 percent for the year ended December 31, 2003 compared to 2002. While net revenues were up 29 percent, increased operating costs in the Gathering and Processing segment and higher general and administrative costs partially eroded the gains. Operating costs were up year over year due to the inclusion of operating costs associated with the Suffield and Wabasca acquisitions, the Joffre ethane extraction facility operations and increases in repairs and maintenance and property tax. General and administrative costs increased year over year to support the Corporation's growth and to ensure that the organizational capability is in place to facilitate the effective integration of future business opportunities. Amortization expense was up 13 percent, the increase due to Gathering and Processing segment acquisitions and commissioning of the Joffre facility.

Net income increased 30 percent for the year ended December 31, 2003 compared to the same period of 2002. After tax net gains from the sale of investments included in December 31, 2002 were $0.6 million. Higher comparative interest expense and income taxes partially eroded the favorable results in EBITDA.

While interest rates were favourable year over year, interest expense was higher due to increased average debt outstanding compared to 2002, largely resulting from the debt financing required for the late 2002 Wabasca and Suffield acquisitions.

Income tax expense for the year ended December 31, 2003 increased from the same period in 2002 for a number of reasons, including higher net income before taxes, the effect of changes in federal income taxation of resource income and Large Corporations Tax, the impact on future income taxes resulting from the adoption of asset retirement obligation accounting and changes in the mix of the Corporation's income stream period over period and the associated tax rates attracted.

Higher income in the year accounted for 60 percent of the total increase in income tax expense for 2003 versus the prior year. A further 20 percent related to regulatory changes wherein the resource allowance deduction and the Large Corporations Tax are being phased out through 2007. The impacts of adopting the asset retirement obligation accounting accounted for seven percent of the difference. The remainder of the increase related to the different businesses of the Corporation attracting different tax treatment, timing and rates.

The resource allowance deduction provided oil and gas industry participants a credit in calculating taxable income in place of non-deductible royalties paid on hydrocarbon production. Since 1997 AltaGas has benefited from the resource allowance deduction on its field gathering and processing business, a significant portion of its income, but pays no material royalties. Under the legislative changes announced in June 2003, resource allowance is replaced by the deductibility of provincial or crown royalties and a reduction in the tax rates applicable to resource income.

The federal income tax legislation changes also phase out Large Corporations Tax (LCT) by 2007. AltaGas has credited Large Corporations Tax payable against the federal surtax amounts otherwise payable. Based on anticipated future income levels and timing of reversal of temporary differences going forward, the effect on AltaGas was an increase in the Corporation's future income tax liability and a charge to future income tax expense.

Under asset retirement obligation accounting, AltaGas recorded an asset and a liability on its balance sheet, as well as adjusted accumulated depreciation to include salvage values in the depreciation calculation. The latter change increased the differential between the Corporation's accounting and tax balance sheets, increasing the estimated future income tax liability and resulted in an increase in income tax expense in the current year.

The income of the Company is subject to a variety of tax rates and rate reductions currently and in the future. The consolidated income tax rate varies from quarter to quarter depending on the mix and the anticipated timing of the income stream being subject to taxation. In the fourth quarter of 2002 AltaGas recorded favorable one time adjustments to tax expense related to the full year impact of this anticipated timing on income from the power component.

Earnings for 2004 are expected to increase in the Gathering and Processing segment. Drilling activity in the majority of the Corporation's catchment areas is expected to remain strong given the favorable commodity pricing environment. In addition, the pursuit of exploitation opportunities in existing businesses and processes are expected to increase processed volumes in the Gathering and Processing segment, when compared to 2003. In the Natural Gas Distribution segment, new revenues from the Corporation's 24.9 percent interest in Heritage Gas will contribute to improved performance when comparing 2004 to 2003.


REVENUE BY SEGMENT ($ millions)
521.6
129.4
156.7
355.9
94.3
106.1
98.0
469.7
120.6
448.1
66.0
195.9
ENERGY SERVICES
NATURAL GAS DISTRIBUTION
GATHERING AND PROCESSING
GATHERING, PROCESSING AND ENERGY SERVICES
99
00
01
02
03
Excludes Intersegment Eliminations


NET REVENUE BY SEGMENT ($ millions)
49.6
30.5
140.2
44.2
28.9
99.6
26.9
108.1
28.1
88.2
27.2
58.7
ENERGY SERVICES
NATURAL GAS DISTRIBUTION
GATHERING AND PROCESSING
GATHERING, PROCESSING AND ENERGY SERVICES
99
00
01
02
03
Excludes Intersegment Eliminations

Prior to January 1, 2002 the Company had two business segments

RESULTS OF OPERATIONS BY SEGMENT

AltaGas reports consolidated financial and operating results on the basis of three business segments: Gathering and Processing, Energy Services and Natural Gas Distribution.

Operating income performance in the Gathering and Processing and Energy Services segments in 2003 showed significant improvement when compared to 2002, while the Natural Gas Distribution segment reported consistent performance over the same period. Key drivers for the business results of each segment are discussed at the component level in the information that follows. This information should be read in conjunction with Note 17 to the Consolidated Financial Statements – Segmented Information.

Operating Income[(1)]

($ millions, unless otherwise noted)	2003	2002	% Change
Gathering and Processing	42.1	28.2	49
Energy Services	32.8	24.0	37
Natural Gas Distribution	8.7	8.8	-1

[(1)] *Prior periods have been restated for the impacts of the adoption of CICA Handbook guidance on accounting for asset retirement obligations*

Gathering and Processing

The Gathering and Processing segment includes the field gathering and processing, extraction, and transmission components. Assets include more than 6,000 kilometers of gathering lines, 67 field processing facilities, interests in three extraction facilities and six transmission pipelines. AltaGas is one of the top 10 Canadian processors of natural gas and one of the top four largest Canadian midstream companies in terms of natural gas field processing capacity. Assets in this segment are long life and are used to provide service to a geographically diverse customer base under arrangements which include a significant portion of cost of service, fixed fee and recovery of operating cost contracts. Commodity price exposure is minimal and revenues are a function of volumes processed or transported. Future opportunities derive from the ongoing requirement that all natural gas must be processed to meet downstream pipeline specifications en route to the end user.

AltaGas' investments in companies engaged directly in activities in the gathering and processing business or ancillary services is also included in this segment under "Other". The Corporation reports component results to the level of operating income, defined as gross revenue less cost of sales, operating and general and administrative costs, and amortization.

Financial and Operating Results[1]

($ millions, unless otherwise noted)	2003	2002	% Change
Revenue	156.7	106.1	48
Net revenue	140.2	99.6	41
Operating income	42.1	28.2	49

[1] *Prior periods have been restated for the impacts of the adoption of CICA Handbook guidance on accounting for asset retirement obligations*

Operating Statistics

	2003	2002	% Change
Field gathering and processing			
Processing capacity (Mmcf/d)[1]	861	842	2
Processed throughput (gross Mmcf/d)[2]	523	532	(2)
Processed throughput (gross average annual Mmcf/d)	520	492	6
Capacity utilization (percent)[1]	61	63	(3)
Average working interest (percent)[1]	90	88	2
Extraction			
Inlet capacity (Mmcf/d)[1]	349	349	–
Production (Bbls/d)[3]	6,560	3,399	93
Transmission volumes (Mmcf/d)[2] [4]	403	106	280

[1] *As at December 31*
[2] *Fourth quarter average*
[3] *Average for the period*
[4] *Excludes condensate pipeline volumes*

The field gathering and processing component's extensive gathering infrastructure and ability to quickly redeploy assets due to the mobile nature of its plants, positions AltaGas to offer producers quick access to markets for their natural gas. The increase in the field gathering and processing component's operating income for 2003 when compared with 2002 was the net result of higher gross average annual throughput and improved cost recovery at some facilities offset by higher operating and general and administrative costs in other areas. Volume increases are the net result of the late December 2002 acquisition of the seven Wabasca facilities, expansion at AltaGas' Namaka facility and well tie-in activity at various operating areas, offset by declines at the Central Border operating area. Volume changes at the Corporation's gathering and processing facilities are dependent on producer drilling activity and success in its particular catchment areas. The Corporation assesses activity in each area as part of its capital investment process and relies on the mobile nature of its processing assets to match throughput and capacity.

Operating cost increases were a result of an aggressive preventative maintenance program started in 2003 as part of the Corporation's operational excellence initiative. The program, which will be a focus over the next four years, will standardize the operating condition of AltaGas' processing assets to achieve the highest availability possible and increase predictability in operating and financial results.

In the extraction component, ownership interests in three extraction facilities drive the results. AltaGas' average net extraction production volumes were 93 percent higher for the year compared to 2002 due mainly to the start up of the Joffre ethane extraction plant at the end of 2002. That plant, with its first full year of operation in 2003, is owned 50 percent each by AltaGas and Taylor NGL Limited Partnership (Taylor). Taylor is the operator of the plant. AltaGas' share of inlet processing capacity at Joffre is 125 Mmcf/d of natural gas with ethane and NGLs production capacity of 5,200 Bbls/d. The ethane production from the plant is sold to NOVA Chemicals under a long term cost of service type contract. AltaGas sells its net share of NGLs under a one year evergreen marketing agreement.


FIELD GATHERING AND PROCESSING
FACILITIES CAPACITY (Gross Mmcf/d)
658
712
768
842
861
99
00
01
02
03
As at December 31


FIELD GATHERING AND PROCESSING
FACILITIES THROUGHPUT
(Gross average Mmcf/d)
371
434
498
532
523
99
00
01
02
03
Fourth quarter average

Transmission volumes for the fourth quarter increased 280 percent in 2003 compared to 2002 due to the acquisition of the Suffield transmission pipelines in December 2002 which increased AltaGas' transmission capacity by 400 Mmcf/d. These pipelines transport natural gas produced in the Suffield area of southeastern Alberta to the TransCanada transmission Canadian mainline at Burstall, Saskatchewan. The system is regulated by the National Energy Board and rates on the system are provided for on a market-based tolling methodology. The majority of the Suffield system capacity is contracted by EnCana Corporation through transport or pay volume commitments expiring in 2022, renewable for one year periods after that.

The other component reports results for AltaGas' investments in industry service companies, which the Corporation makes when it considers it to be prudent and if there is an opportunity to enhance AltaGas' existing business activities. On April 23, 2003 the Corporation acquired 19.2 percent of the outstanding limited partnership units of Taylor and to preserve its ownership interest invested in further units in October of 2003 under a public offering by Taylor. AltaGas' total investment in Taylor is $18.1 million.

Net additions to capital assets in the Gathering and Processing segment were

$33.3 million during the full year 2003, down from $159.8 million in 2002. In 2003, $24.1 million was invested in acquisitions and expansions, including approximately $17.0 million for the Rainbow Lake and Mica Pouce Coupe gathering and processing facilities, $2.9 million in modifications at the Empress EnCana extraction plant and $4.2 million for field gathering and processing expansions. The balance of $9.2 million was spent to maintain throughput at existing field gathering and processing, extraction and transmission facilities and pipelines. In 2002, $118.1 million was invested in the Suffield and Wabasca acquisitions, $22.8 million at the Joffre extraction facility and $7.6 million in expansions of field gathering and processing facilities. In addition, $11.3 million was spent to maintain throughput at existing field gathering and processing, extraction and transmission facilities and pipelines.

On December 18, 2003 AltaGas announced its intention to acquire interests in two natural gas processing systems, Rainbow Lake and Mica Pouce Coupe for approximately $17.0 million. The Rainbow Lake gathering and processing system acquisition closed on December 23, 2003 and included a 100 percent interest in a 40 Mmcf/d sour natural gas processing facility and 130 kilometres of gathering pipelines located near the town of Rainbow Lake in northwestern Alberta. The facility is supported by extensive land dedications in an area with strong producer activity. The Mica Pouce Coupe acquisition, which closed on January 30, 2004, is a 40.8 percent interest in a 43 Mmcf/d sweet gas processing facility and approximately 70 kilometres of gathering pipeline located along the Alberta/British Columbia border near the town of Dawson Creek.

EXTRACTION PRODUCTION (Bbls/d)


6,560
3,369
3,399
2,618
2,198
99
00
01
02
03

Annual average Ethane and NGLs production
(Joffre Extraction Plant placed into service December 2002)

TRANSMISSION VOLUMES (Mmcf/d)


403
106
26
36
47
99
00
01
02
03

Fourth quarter average
(Suffield transmission pipelines acquired December 2002)

Energy Services

The Energy Services segment is comprised of the power services, gas services and oil and gas production components. The financial results of the power services component account for approximately 95 percent of the overall segment financial results and as such the commentary in this section will be restricted to the contributions from power services. AltaGas supplies 453 MW of power to markets through power purchase based arrangements which include a 50 percent ownership interest in the Sundance B power purchase arrangement and the Genesee energy contract. AltaGas' 453 MW of power represents approximately four percent of Alberta's power capacity at December 31, 2003. Power purchase arrangements were established in 1999 under Alberta's program of power industry deregulation. Alberta is currently the only province providing this opportunity. Power purchase arrangements, which in form resemble contracts, were created to separate ownership of the physical power generation assets from ownership of their output.

Financial and Operating Results[1]

($ millions, unless otherwise noted)	2003	2002	% Change
Revenue	521.6	355.9	47
Net revenue	49.6	44.2	12
Operating income	32.8	24.0	37

[1] *Prior periods have been restated for the impacts of the adoption of CICA Handbook guidance on accounting for asset retirement obligations*

Operating statistics

	2003	2002	% Change
Volume of power sold (thousands of MWh)	3,266	2,669	22
Average price received on the sale of power ($/MWh)[1]	47.03	41.27	14
Average Alberta Power Pool price ($/MWh)[1]	62.98	43.85	44

[1] *Average for the year*

Volume of power sold increased 22 percent in 2003 compared to 2002 due to the inclusion of 100 MW of power associated with the Genesee energy contract AltaGas entered into on April 1, 2003. The energy contract required no capital by AltaGas but instead requires the Corporation to pay a competitively priced fix monthly capacity charge for the power capacity.

AltaGas does not engage in speculative trading of power but reduces its exposure to power price volatility by using a balanced portfolio of contracts to lock in power margins. The average price AltaGas received from power sales during 2003 was $47.03 per MWh compared to $41.27 per MWh for 2002. The increase in the average price AltaGas received from power sales in 2003 is due to the impact of higher market prices in 2003. Average Alberta Power Pool prices were $62.98 and $43.85 per MWh for 2003 and 2002 respectively.

In this segment, the Corporation also reports the results of the oil and gas production component and the gas services component. AltaGas is not in the business of exploration and development of natural gas reserves. However, associated with certain of its facility acquisitions, AltaGas has accumulated a portfolio of oil and natural gas reserves that it continues to hold and produce.

POWER VOLUMES (thousands of MWh)


3,266
2,669
99
00
01
02
03

Annual average
AltaGas did not start supplying power until the end of 2001

AVERAGE POWER PRICE RECEIVED ($/MWh)


47.03
41.27
99
00
01
02
03

Annual average
AltaGas did not start supplying power until the end of 2001

Natural Gas Distribution

The Natural Gas Distribution segment includes AltaGas Utilities Inc. (AUI), AltaGas' one-third interest in Inuvik Gas Ltd. (Inuvik Gas) and a 24.9 percent interest in Heritage Gas Limited (Heritage Gas). AltaGas Utilities operates as a provincially regulated natural gas distribution utility in its areas of service in the Province of Alberta. Inuvik Gas distributes gas to the Town of Inuvik in the Northwest Territories and Heritage Gas has the distribution franchise to deliver natural gas to six counties in Nova Scotia.

Financial and Operating Results[1]

($ millions, unless otherwise noted)	2003	2002	% Change
Revenue	129.4	94.3	37
Net revenue	30.5	28.9	6
Operating income	8.7	8.8	-1

[1] *Prior periods have been restated for the impacts of the adoption of CICA Handbook guidance on accounting for asset retirement obligations*

Operating Statistics[1]

	2003	2002	% Change
Volume of natural gas distributed			
Sales (Bcf)	13.8	14.2	-3
Transportation (Bcf)	9.7	7.6	28
Number of customers[2]	59,543	58,499	2
Degree day variance (percent)[3]	6.9	7.8	N/A

[1] *Excludes Inuvik Gas and Heritage Gas statistics*
[2] *At December 31*
[3] *Variance from 20 year average. Positive variances are favorable*


NATURAL GAS DISTRIBUTED (Bcf)
19
21
21
22
24
99
00
01
02
03


TOTAL ASSETS ($ millions)
436.5
581.1
721.1
904.9
919.3
99
00
01
02
03

Higher natural gas prices in 2003 resulted in revenue increases in 2003 compared to 2002 in the Natural Gas Distribution segment. AUI generates the majority of Natural Gas Distribution net revenues. Net revenue for 2003 increased compared to 2002 due to higher cost of service and increased transportation volumes. These increases were partially offset by warmer weather during 2003. AUI's net revenue is unaffected by changes in the cost of natural gas as the actual cost is permitted, subject to approval by the Alberta Energy and Utilities Board (AEUB), to be passed through to the distribution customers.

Higher operating and administrative expenses in this segment in 2003 were related to increases in the cost of insurance and routine operating and maintenance activities.

AUI and Heritage Gas are provincially regulated as to natural gas rates and terms and conditions of service. Customer rates are based on anticipated sales as well as the revenue required to recover estimated costs of service and an allowed return on rate base. Rate base generally consists of the aggregate of the utility's approved investment in plant, property and equipment in service less accumulated depreciation plus an allowance for working capital. Return on rate base is comprised of regulatory allowed financing costs and return on common equity.

The natural gas distribution business is highly seasonal with the majority of natural gas deliveries occurring during the winter heating season. Gas sales during the winter typically account for approximately two-thirds of annual Natural Gas Distribution segment net revenue, resulting in strong first and fourth quarter results and second and third quarters that show either small profits or losses.

Net additions to capital assets in the Natural Gas Distribution segment were $16.8 million during the year ended December 31, 2003 compared to $3.7 million for the same period in 2002. Of the additions in 2003, $4.3 million were related to costs associated with AUI's routine system betterment projects, new business development and construction of a pipeline in the Rainbow Lake area of Northern Alberta and $2.3 million were for AltaGas' share of costs related to obtaining the franchise, acquiring pipeline and other assets for Heritage Gas. Included in 2003 net additions is an amount of $10.2 million related to the retirement of prior years' capital contributions in aid of construction. There is an equal and offsetting amount charged to accumulated amortization. Net additions in 2002 of $3.7 million were related to costs associated with AUI's routine system betterment projects and new business development.

Liquidity

Funds generated from operations increased to $90.2 million from $70.8 million on the strength of the improvement in AltaGas' operations and improved accounts receivable collection in the field gathering and processing component during the year through focus on the accuracy and completeness in the Corporation's invoicing processes for the component. In 2003 the Company utilized $44.2 million of the cash generated to acquire and expand facilities, down from $158.8 million in 2002 due to the timing and availability of investment opportunities between the periods and to opportunities not requiring significant capital. AltaGas invested $18.6 million in industry related companies, substantially all of which was for the Taylor units. Dividend payments increased in 2003 to $17.3 million from $11.9 million in 2002. The increase in funds generated from operations resulted in debt repayment of $22.6 million in 2003.

AltaGas had a working capital surplus of $9.1 million at December 31, 2003 compared to working capital deficit of $27.2 million at December 31, 2002. The change in working capital was primarily due to the repayment of AltaGas' $50.0 million non-revolving bridge credit facility with a Canadian chartered bank during the second quarter of 2003.

AltaGas reduces financing costs and minimizes the effect of future interest rate movements on its cash flows through the use of interest rate swaps. The total amount of debt with variable interest rates that was fixed through interest rate swaps at December 31, 2003 was $180.0 million. At December 31, 2003 interest rates had been fixed on approximately 71 percent of the Corporation's total debt, including the swaps and AltaGas' $100.0 million of medium term notes.

AltaGas' obligations for the next five years and for periods thereafter are illustrated in the table below:

Contractual Obligations[1]

		Payments Due by Period			
($ millions)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Long term debt	396.9	4.5	392.4[2]	-	-
Operating leases	9.4	2.4	4.8	2.3	-
Total contractual obligations	406.3	6.9	397.2	2.3	-

[1] *The Company has no capital lease, purchase or other obligations at December 31, 2003*

[2] *Includes AltaGas' $100.0 million medium term notes maturing October 4, 2005. The balance funded through the $300.0 million extendible revolving term credit facility which can be extended beyond the current term date of October 10, 2004 for a further 364 days or can be converted by the Company on that date to a two year term loan*


NET ADDITIONS TO
CAPITAL ASSETS ($ millions)
108.0
93.7
204.4
165.0
52.6
99
00
01
02
03


TOTAL DEBT ($ millions)
151.9
216.9
383.9
419.5
396.9
99
00
01
02
03

Capital Resources

AltaGas believes that its access to debt and equity markets, unutilized bank credit facilities and cash generated from operations will provide the Corporation with sufficient capital resources and liquidity to fund existing operations, dividends, and acquisition and expansion opportunities in 2004. A description of the Corporation's credit facilities can be found in Notes 7 and 8 to the Consolidated Financial Statements.

The use of debt or equity funding is determined on the basis of capital structure. AltaGas' capital structure is determined by considering the norms and risks associated with each of its business components and segments. The Corporation funds all subsidiary borrowings. AltaGas' long-term goal has been to maintain debt at approximately 50 to 55 percent of total capital, which reflects the stability of AltaGas' earnings from its diversified portfolio of assets. AltaGas' credit facility agreements and the Corporation's trust indenture allow for a debt to total capitalization ratio of 65 percent.

Off Balance Sheet Arrangements

The Corporation is not party to any contractual arrangement to which an unconsolidated entity may have any obligation under certain guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets. The Corporation has no obligation under derivative instruments, nor under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the registrant, or engages in leasing, hedging or research and development services with the registrant.

Related Parties

On April 23, 2003 AltaGas acquired a 19.2 percent interest in Taylor NGL Limited Partnership for $9.4 million and in October 2003 invested a further $8.7 million to acquire additional limited partnership units to maintain its ownership interest. Taylor's business is the ownership and operatorship of facilities in the midstream sector of the Western Canadian natural gas industry including the Joffre ethane extraction plant in which AltaGas has a 50 percent interest. There were no other material transactions with related parties during the year.

Proposed Transactions

On February 18, 2004 AltaGas announced that a Special Committee of Independent Directors was undertaking a review of whether to reorganize the business of AltaGas into an income trust. On March 10, 2004 AltaGas announced that its Board of Directors has approved a proposal to reorganize the business of AltaGas into an income trust to be called AltaGas Income Trust (the "Trust").

The reorganization will be accomplished by way of a plan of arrangement under the Canada Business Corporation Act (the "Plan of Arrangement"). The Plan of Arrangement will be subject to the approval of the holders of AltaGas' Common Shares, Participating Shares and Options, voting at a special meeting to be held on April 29, 2004. In addition to securityholder approval, the Plan of Arrangement will be subject to receipt of regulatory and court approvals.

The proposed reorganization is the foundation of a plan to enhance sucurityholder value and for continued prudent growth. Cash flow generated by the business of AltaGas will be distributed to AltaGas securityholders as the holders of the units ("Units") of the Trust. The Trust will retain sufficient cash flow to fund maintenance capital and capital committed in the Natural Gas Distribution segment. The current business and operations of AltaGas will be unaffected by the proposed reorganization.

Changes in Accounting Policy

AltaGas early adopted the new Canadian Institute of Chartered Accountants standard for accounting for asset retirement obligations. Under the new standard, the Corporation recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of a fair value can be determined. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The liability is accreted over the estimated time period until settlement of the obligation and the asset is amortized over the estimated useful life of the asset.

Historically, AltaGas excluded salvage values in the determination of an asset's depreciable value, the intent being to provide for future estimated reclamation costs. The Corporation adjusted its accumulated amortization accounts for the impact of including salvage values in the determination of its annual amortization expense concurrently with the changes to account for asset retirement obligations.

The effect of these changes in accounting policy was recorded retroactively with restatement of prior periods. The impacts are disclosed in Note 2 to the Consolidated Financial Statements.

Critical Accounting Estimates

AltaGas' major use of estimates in accounting relates to amortization and depreciation of capital assets, asset impairment assessment and with the adoption of asset retirement obligation (ARO) accounting in 2003 ARO estimates and salvage values.

AltaGas' accounting policy has been to record amortization of capital assets on the basis of original cost and estimated useful lives without regard to salvage values. Salvage value estimates were, however, reviewed annually and compared to estimated future site removal and site restoration costs to determine if there was a need to record a liability in the financial statements for any excess of such costs over expected recoveries from salvage.

In 2003, concurrent with the adoption of asset retirement obligation accounting, management reviewed salvage value estimates and determined that they are consistent with prior periods. Asset retirement costs are under continual assessment by AltaGas' Environment and Safety committee and reviewed annually with management. These asset retirement costs and salvage value estimates formed the basis for the restatement of prior periods' information incorporating salvage values into retroactive calculation of amortization expense and asset retirement costs into the asset retirement obligation asset and liability accounts.

With respect to impairment assessment, management has made fair value determinations related to goodwill, estimating future cash flows as well as appropriate discount rates. The estimates have been applied consistently with prior periods. Management has determined no impairment is currently required.

Financial Instruments

AltaGas enters into financial derivative contracts such as swaps and collars to manage exposure to fluctuations in commodity prices and interest rates, particularly in the power component and related to corporate debt. These contracts are designed as hedges and gains and losses relating to such contracts are deferred and recognized in the same period and financial statement category as the corresponding hedged transaction.

The most significant impact of these contracts on 2003 business was to provide earnings predictability in the power component. With Alberta Power Pool monthly average spot prices ranging in the year from $43.63 per MWh to $89.80 per MWh, through the use of financial hedges, AltaGas moderated the impact of this volatility on the portion of its portfolio deemed optimal by management.

Outstanding Share Data

AltaGas' common and preferred shares outstanding at December 31, 2003 were 45,716,844 up from 45,237,092 at December 31, 2002. The change during the year was related to the issue of shares for cash on the exercise of options.

Sensitivity Analysis

The following table illustrates the anticipated effects of economic and operational changes on AltaGas' 2004 net income.

Factor	Increase or Decrease	Increase or Decrease Net Income Per Diluted Share
Field gathering and processing volumes at existing facilities	Five Mmcf/d	$ 0.016
Field gathering and processing operating margin per mcf	One cent	$ 0.026
Power prices	$1 per Mwh	$ 0.008
Natural gas prices	$0.50/mcf	$ 0.003
Natural gas liquids fractionation spread	$1 per Bbl	$ 0.006
Interest rates	25 basis points	$ 0.006
Degree days	Ten percent	$ 0.017
Change in allowed ROE[1]	One percent	$ 0.008

[1] The change in allowed ROE pertains to AltaGas Utilities

4TH QUARTER DISCUSSION

Consolidated Results of Operations[1]

Three Months Ended December 31

($ millions)	2003	2002[2]	% Change
Revenue	179.0	150.3	19
Net revenue	61.0	48.8	25
Net income	12.0	11.2	7

[1] Prior periods have been restated for the impacts of the adoption of CICA Handbook guidance on accounting for asset retirement obligations
[2] Fourth quarter 2002 includes a pre-tax loss of $1.4 million from the sale of investments

Revenue for the three months ended December 31, 2003 increased 19 percent compared to the three months ended December 31, 2002. The increases in revenue are primarily due to the higher prices received for natural gas and power sold in the Natural Gas Distribution and Energy Services segments.

Net revenue increased 25 percent for the fourth quarter of 2003 when compared to the same quarter of 2002. In the extraction component and the Natural Gas Distribution and Energy Services segments, net revenue better reflects performance than revenue, as changes in the market price of natural gas and power affect both revenue and the cost of goods sold.

Average field gathering and processing throughput volumes decreased by two percent in the fourth quarter of 2003 compared to the fourth quarter of 2002. Increases from the acquisition of the Wabasca field gathering and processing facilities were offset by declines at AltaGas' Central Border operating area and the reduced throughput associated with the disposition of non-core processing assets. Increased well tie-in activity was partially offset by natural production declines and the impact of normal down time for repairs and maintenance on facilities. With the Rainbow Lake gathering and processing facilities acquisition completed at the end of the fourth quarter, the Mica Pouce Coupe acquisition completed in the first quarter of 2004 and certain exploitation opportunities the Corporation is currently pursuing, processed volumes are expected to rise.

In the extraction component, average production was higher for three months ended December 31, 2003 compared to the same period of 2002 due to the start up of the Joffre ethane extraction plant in December 2002 as well as increased volumes resulting from modifications made at the Empress EnCana extraction facility to increase ethane production capability.

Transmission volumes increased during the three months ended December 31, 2003 compared to three months ended December 31, 2002 primarily due to the acquisition of the Suffield transmission pipelines in December 2002 which increased AltaGas' transmission capacity by 400 Mmcf/d.

Revenue in the Energy Services segment increased 14 percent in the fourth quarter of 2003 when compared to the same period of 2002. The increases were driven by higher natural gas prices received in the gas services component and higher power prices received in the power services component in combination with the higher power sales volumes associated with the Genesee energy contract.

Energy Services segment net revenue was down $1.4 million in the fourth quarter of 2003 compared to the same quarter of 2002 due to lower produced volumes in the oil and gas production component due to declines, and lower marketed volumes in the gas services component based on lower contracted volumes. Power services net revenue for the fourth quarter of 2003 is $0.1 million higher than fourth quarter 2002. The impact of increased volumes from Genesee power sales were offset by higher transmission and interconnection charges related to the Sundance B PPA as well as Alberta Electrical Services Administrator Rate Rider C charges in fourth quarter 2003 instead of Rate Rider C credits as in fourth quarter 2002.

Higher natural gas prices in 2003 resulted in revenue increases in 2003 compared to 2002 in the Natural Gas Distribution segment. Net revenue for the fourth quarter of 2003 increased compared to the same period of 2002 due to an increase in the number of customers and increases in the cost of service. These increases were partially offset by warmer weather in 2003. AUI generates the majority of Natural Gas Distribution net revenue. AUI's net revenue is unaffected by changes in the cost of gas as the actual cost is permitted, subject to approval by the Alberta Energy and Utilities Board, to be passed through to the distribution customers. Heritage Gas delivered its first gas to customers in late December 2003 with only a very small contribution to earnings in the quarter.

Favorable operating results from all segments were partially offset by increased interest costs in the fourth quarter of 2003 versus the same quarter in the prior year and by increased income taxes due to higher income associated with AltaGas' growth and to the impact of regulatory changes related to the Large Corporations Tax.

AltaGas' interest expense for the year ended December 31, 2003 increased 22 percent from the same period in 2002. The increase in interest expense in 2003 is primarily due to higher average debt balances during the year. The higher debt levels were primarily attributable to the debt of $118.1 million incurred to fund the Wabasca field gathering and processing facilities and Suffield transmission pipelines acquisitions on December 19, 2002, offset by debt repayments from operating cash flows over the year.

Federal income tax legislation changes announced in June 2003 phase out Large Corporations Tax (LCT) by 2007. In the past, AltaGas has credited Large Corporations Tax payable against the federal surtax amounts otherwise payable. In assessing anticipated future income levels and timing of reversal of temporary differences going forward, an increase in AltaGas future income tax liability was required and a charge to future income tax expense was made in the fourth quarter of 2003. The impact of the change amounted to a charge to net income in the quarter of $1.2 million or $0.03 per share.

AltaGas paid a quarterly dividend of $0.11 per fully paid common share and participating share in the capital stock of the Corporation on December 31, 2003. Dividends of $0.38 per share were paid during the year ended December 31, 2003 compared to dividends of $0.28 per share paid during the year ended December 31, 2002. This increase in dividends is reflective of the strength and sustainability of AltaGas' earnings.

SUMMARY OF EIGHT MOST RECENTLY COMPLETED CONSOLIDATED QUARTERLY RESULTS[1]

($ millions, except per share amounts)	Q4 03	Q3 03	Q2 03	Q1 03	Q4 02[2]	Q3 02	Q2 02	Q1 02[3]
Net revenue	61.0	53.3	51.2	54.4	48.8	41.4	38.9	40.8
Net income	12.0	9.3	6.8	10.2	11.2	5.7	4.9	7.6
Earnings per share								
Basic	$ 0.26	$ 0.20	$ 0.15	$ 0.23	$ 0.25	$ 0.13	$ 0.12	$ 0.20
Diluted	$ 0.26	$ 0.20	$ 0.15	$ 0.22	$ 0.25	$ 0.13	$ 0.12	$ 0.20
Dividends per share	$ 0.11	$ 0.11	$ 0.08	$ 0.08	$ 0.08	$ 0.08	$ 0.06	$ 0.06

[1] Prior periods have been restated for the impacts of the adoption of CICA Handbook guidance on accounting for asset retirement obligations

[2] Includes a pre-tax loss of $1.4 million

[3] Includes a pre-tax net gain of $2.4 million from the sale of investments

Identifiable trends in AltaGas' business across the past eight quarters reflect the Corporation's growth, a favorable business environment, and seasonality in the business. The first and last quarters each year are AltaGas' most profitable on the basis of the contribution from the Natural Gas Distribution segment which, as a distributor of natural gas for heating purposes, reports higher earnings in colder periods than in warmer periods.

First quarter of 2002 results were driven by increases in volumes processed at gathering and processing facilities, higher average processing fees, the addition of power sales to the Corporation's portfolio and by an increased customer base in the Natural Gas Distribution segment. Offsetting these increases were weaker gas prices and margins which affected the performance of gas services and oil and gas production components of the business. AltaGas also reported a $2.4 million before tax gain on the sale of investments in the first quarter of 2002. The Corporation, as a 50 percent owner, invested in the construction of the Joffre ethane extraction facility throughout 2002, and participated in modifications to the Empress EnCana extraction facility in which the Corporation has a ten percent joint venture interest. The modifications at the Empress facility were completed in third quarter 2003 increasing ethane recovery capability by 1,200 Bbls/d.

Second quarter 2002 net income was lower in comparison to the first quarter of 2002 due to the expected reduced contribution from the Natural Gas Distribution segment, however compared to prior years, AltaGas' strong record of increases in net income and earnings per share continued based on power sales combined with favorable results from higher average processing fees received in the Gathering and Processing segment. The Corporation also closed a public offering of 6,325,000 common shares raising net proceeds of $56.6 million which were applied to debt, reducing the Corporation's debt to total capitalization ratio to 49 percent at the close of the quarter.

In the third quarter of 2002 AltaGas' approach to managing fluctuations in the price of power by locking in margins through forward sales improved financial results. Increased extraction production driven by stronger business fundamentals allowing the Corporation to utilize more of its available extraction capacity also had a positive impact on results. The Gathering and Processing segment continued to maintain throughput at levels processed in prior periods even though producer activity slowed generally due to continued uncertainty over the strength of near term oil and gas prices. The Board of Directors increased the Corporation's quarterly dividend to $0.08 per share from the $0.06 paid for the previous four quarters.

The fourth quarter ended December 31, 2002 was the strongest quarter experienced to that date for the Corporation. The quarter compared favorably to the prior years on the basis of the addition of power sales and due to a higher seasonal contribution from the Natural Gas Distribution segment. The Suffield pipelines and Wabasca field gathering and processing facilities were acquired and construction of the Joffre ethane extraction plant was commissioned late in the quarter.

In the first quarter of 2003 net income of $10.2 million set a new first quarter high for the Corporation. The projects and acquisitions undertaken in the fourth quarter of 2002 were the main drivers of the stronger performance, along with an improved business environment in all business segments. The Wabasca facilities acquisition increased throughput in the field gathering and processing component as did sharply increased tie-in activity as a record 85 wells were tied-in during the first quarter. The Joffre ethane extraction plant provided volume increases in the extraction component and the transmission component volumes were up from the Suffield pipelines acquisition. Unplanned outages in the power services component, combined with higher than expected transmission costs due to changes in process at the Transmission Authority, partially offset the gains made in the other segments. AltaGas commenced selling power on April 1, 2003 from the Genesee energy contract which provides for 100 MW of power capacity from the Genesee power plant.

Second quarter 2003 net income was $6.8 million, 39 percent higher than the same quarter of 2002, a result of stronger contributions from the transmission, power and extraction components. Increases in the transmission component related to the Suffield pipelines acquisition at the end of 2002. In the power component, increases in net revenue were driven by higher average prices received on power sales and by the increased volumes sold related to the Genesee energy contract. Extraction component performance was better than the same quarter in the prior year as a result of the commissioning of the Joffre ethane extraction plant at the end of 2002. Improved operating income was offset by higher interest expense due to higher debt levels in second quarter 2003 when compared to the same quarter the prior year, and as a result of a charge to income for legislative changes to the taxation of resource income.

Power, extraction and transmission were again the key contributors to a 63 percent increase in net income in third quarter 2003 when compared to the third quarter of 2002, the business drivers being the same as for the increases in each of the previous two quarters of 2003 compared to the prior periods.

In the third quarter of 2003 the Corporation paid a quarterly dividend of $0.11 per share, up from $0.08 per share in the second quarter of 2003 on the basis of the increased strength and sustainability of AltaGas' earnings. Late in the quarter modifications were completed to the Empress EnCana extraction facility, increasing AltaGas' net production capability by an estimated 1,400 Bbls/d.

Fourth quarter 2003 results are discussed in detail in an earlier section of this Management's Discussion and Analysis.

As members of the AltaGas Board of Directors, it is our responsibility to ensure that the interests of shareholders and other stakeholders are properly represented.

TO THAT END, THE BOARD HAS ASSUMED RESPONSIBILITY FOR STEWARDSHIP OF THE COMPANY AND HAS DEVELOPED STANDARDS AND PROCEDURES FOR ITS OPERATIONS THAT MEET THE HIGHEST STANDARDS OF CORPORATE GOVERNANCE. WE REGULARLY REVIEW THE ACTIVITIES OF THE COMPANY WITH A VIEW TO ENSURING ITS BUSINESS AFFAIRS ARE CONDUCTED APPROPRIATELY, WITH THE HONESTY, INTEGRITY, TRANSPARENCY AND ACCOUNTABILITY THAT SHAREHOLDERS EXPECT. WE ARE COMMITTED TO CONTINUING TO DIRECT THE ACTIVITIES OF THIS COMPANY TO THOSE HIGH STANDARDS.

ON BEHALF OF THE BOARD OF DIRECTORS

MYRON F. KANIK
Lead Director

AltaGas believes that good corporate governance improves corporate performance and benefits all shareholders. AltaGas is committed to the highest standards of corporate governance. AltaGas' Board is comprised of eight Directors, seven of whom are independent. The following is a summary of AltaGas' Corporate Governance Practices. A more detailed description of the Corporation's practices can be found in the Corporation's Information Circular filed on the SEDAR system.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Mandate of the Board

The Board of Directors of AltaGas exercises overall responsibility for the management and supervision of the affairs of the Corporation. This includes the appointment of the Chief Executive Officer and senior officers, approval of their compensation and monitoring of the Chief Executive Officer's performance.

The Board also reviews and adopts an annual strategic plan. Key objectives, as well as quantifiable operational and financial targets, and systems for the identification, monitoring and mitigation of principal business risks are incorporated into the annual strategy review.

The Board ensures that a process is established that adequately provides for succession planning, including the appointing, training and monitoring of senior management.

The Board also annually reviews a communications policy in relation to shareholders, employees, financial analysts, the media and other stakeholders. The policy contains procedures and practical guidelines for the consistent, transparent, regular and timely public disclosure of material and non-material information about AltaGas.

Board Composition

The Board is currently composed of eight Directors, seven of whom are unrelated to the Corporation under the existing TSX Guidelines. Mr. David Cornhill, AltaGas' Chairman and Chief Executive Officer, is the only Board member who is also a member of the Corporation's management.

Board Committees

The Board has four standing committees: Governance; Audit; Environment and Safety; and Human Resources and Compensation. The Governance, Audit and Human Resources and Compensation committees are comprised solely of non-management, unrelated directors (under the existing TSX Guidelines). The Environment and Safety Committee is comprised of a majority of non-management, unrelated directors. AltaGas' Chairman and Chief Executive Officer serves on the Environment and Safety Committee. Each of the committees has a Board-approved mandate which prescribes its composition and responsibilities as well as administrative duties.

Governance Committee

The Governance Committee is responsible for identifying individuals qualified to become Board members, and recommending to the Board proposed nominees for election to the Board and Board compensation. The Committee is also responsible for reviewing, reporting and providing recommendations for improvement to the Board with respect to all aspects of corporate governance. The Governance Committee, on a periodic basis, assesses the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual members. As well, the committee is responsible for the orientation and education of new Board members and continuing development of existing Board members.

Audit Committee

The Audit Committee reviews, reports and provides recommendations to the Board on the annual and interim financial statements and on the integrity of the financial reporting of the Corporation; the adequacy of the Corporation's processes for identifying and managing financial risk; the adequacy of its internal control system; the appointment, terms of engagement, provision of non-audit services and proposed fees of the independent auditor. The Audit Committee meets regularly in-camera with the external auditor. The Audit Committee's mandate requires that the committee meet regularly with the external auditor without management present.

Environment and Safety Committee

The Environment and Safety Committee is responsible for reviewing, reporting and making recommendations to the Board on the Corporation's policies and procedures with respect to environment, occupational health and safety.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee reviews, reports and provides recommendations to the Board on the compensation of the Chief Executive Officer and the appointment and compensation of senior corporate officers, succession plans, the compensation policy for all other employees and the approval of all grants of stock options.

Management recognizes that it is responsible for the preparation of the consolidated financial statements and is satisfied that these statements have been prepared using Canadian generally accepted accounting principles and are within reasonable limits of materiality. Further, management is satisfied that the financial information contained in this annual report is consistent with that presented in the consolidated financial statements. The Company's internal controls and systems are designed to provide reasonable assurance that its assets are safeguarded and to facilitate the preparation of relevant, reliable and timely information.

External auditors have been engaged by the Company to examine the consolidated financial statements. The Audit Committee of the Board of Directors has reviewed these statements with the external auditors and management and has reported its findings to the Board. The Board of Directors, on the recommendation of the Audit Committee, has approved the consolidated financial statements contained in this report.

David W. Cornhill
Chairman of the Board and
Chief Executive Officer
February 13, 2004

Patricia M. Newson
Senior Vice President Finance and
Chief Financial Officer

AUDITORS' REPORT

To the Shareholders of AltaGas Services Inc.

We have audited the consolidated balance sheets of AltaGas Services Inc. as at December 31, 2003 and 2002 and the consolidated statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Calgary, Canada
February 13, 2004

Ernst & Young LLP
Chartered Accountants

as at December 31 ($ thousands)	2003	2002 (Restated, note 2)
ASSETS		
Current assets		
Accounts receivable	$ 88,463	$ 98,996
Inventory	1,879	3,770
Other	5,806	5,180
	96,148	107,946
Capital assets (note 3)	677,911	663,369
Energy services arrangements and contracts (note 4)	101,035	107,030
Goodwill (note 5)	18,860	18,860
Future income taxes (note 12)	208	208
Investments and other assets (notes 6 and 15)	25,098	7,450
	$ 919,260	$ 904,863
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 74,726	$ 77,165
Short-term debt (note 7)	4,493	50,555
Other	7,857	7,397
	87,076	135,117
Long-term debt (note 8)	392,358	368,943
Asset retirement obligations (note 2)	13,962	12,925
Future income taxes (note 12)	62,537	49,332
	468,857	431,200
Shareholders' equity		
Share capital (note 10)	268,040	264,290
Retained earnings	95,287	74,256
	363,327	338,546
	$ 919,260	$ 904,863

Commitments (notes 4, 7, 8, 9 and 11)

See accompanying notes to the consolidated financial statements

Approved on behalf of the Board of Directors:

Director

Director

for the years ended December 31 ($ thousands except per share amounts)	2003	2002 (Restated, note 2)
REVENUE		
Operating	$ 708,046	$ 492,031
Other	838	625
	708,884	492,656
EXPENSES		
Cost of sales	489,027	322,782
Operating and administrative	97,991	75,010
Amortization		
Capital assets	32,317	27,786
Energy services arrangements and contracts	5,995	6,026
	625,330	431,604
Operating income	83,554	61,052
Interest expense (notes 7, 8 and 9)		
Short-term debt	1,406	2,589
Long-term debt	20,666	15,559
Income before income taxes	61,482	42,904
Income taxes (note 12)	23,159	13,462
Net income	38,323	29,442
Retained earnings, beginning of year	74,256	56,687
Dividends	(17,292)	(11,873)
Retained earnings, end of year	$ 95,287	$ 74,256
Net income per share (note 10)		
Basic	$ 0.84	$ 0.70
Diluted	$ 0.84	$ 0.69

See accompanying notes to the consolidated financial statements

for the years ended December 31 ($ thousands)	2003	2002 (Restated, note 2)
Cash from operations		
Net income	$ 38,323	$ 29,442
Items not involving cash:		
Amortization	38,312	33,812
Accretion of asset retirement obligations	920	831
Future income taxes	12,572	7,240
Gain on sale of assets and investments	(371)	(997)
Equity (income) loss	(719)	371
Other	1,139	111
Funds generated from operations	90,176	70,810
Decrease in deferred revenue and other	–	(1,618)
Net change in non-cash working capital (note 13)	6,292	6,089
	96,468	75,281
Investing activities		
Acquisition of capital assets	(44,245)	(158,742)
Disposition of capital assets	1,370	1,750
Acquisition of energy services arrangements and contracts	(25)	(789)
Acquisition of investments and other assets	(18,612)	(2,145)
Disposition of investments and other assets	1,331	2,691
	(60,181)	(157,235)
Financing activities		
Increase (decrease) in operating loans and long-term debt	(22,647)	35,632
Dividends	(17,292)	(11,873)
Net proceeds from issuance of common shares (note 10)	3,652	58,195
	(36,287)	81,954
Change in cash	–	–
Cash, beginning of year	–	–
Cash, end of year	$ –	$ –

See accompanying notes to the consolidated financial statements

(tabular amounts in thousands of dollars)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. Significant accounting policies are summarized below:

Basis of Presentation

These consolidated financial statements include the accounts of AltaGas Services Inc. (AltaGas or the Company) and all of its wholly-owned subsidiaries, and its proportionate interests in the ASTC Power Partnership, Heritage Gas Limited and Inuvik Gas Ltd.

The Company's subsidiary, AltaGas Utilities Inc. is engaged in the distribution and sale of natural gas in various communities located within the Province of Alberta and is regulated by the Alberta Energy and Utilities Board (AEUB). These regulations cover such matters as tariffs, rates, construction, operations, financing and accounting. AltaGas Utilities Inc.'s accounting policies conform to generally accepted accounting principles in the utility industry and reflect the policies established from time to time by the AEUB.

The Company has entered into joint venture arrangements, and accordingly the accounts reflect only the Company's proportionate interest in these activities.

Inventory

Materials and supplies are valued at the lower of average cost and replacement cost. Natural gas inventories are valued at the lower of cost or market.

Capital Assets and Amortization

Capital assets are recorded at cost, except for regulated natural gas distribution assets which are recorded at cost plus an allowance, at rates authorized by the regulatory authorities in Alberta and Nova Scotia, for interest during construction. Contributions in aid of construction of natural gas distribution assets are deducted from the cost of acquiring property, plant, and equipment, with subsequent amortization calculated on the net cost. Interest incurred to finance long term construction projects is capitalized during the construction period.

The Company has changed its accounting policy with respect to amortization in its non-regulated business retroactively with restatement of prior periods. Effective January 1, 2003, AltaGas adopted the new recommendation of the Canadian Institute of Chartered Accountants with respect to asset retirement obligations. The corporation now calculates amortization based on original cost, net of salvage value, except for regulated natural gas distribution assets, where amortization is calculated on a straight-line basis at rates approved by the AEUB:

Gathering and Processing	
Gathering and processing assets	15 – 40 years
Other assets	1 – 5 years
Natural Gas Distribution	
Natural gas distribution assets	2 – 3 percent
Other assets	7 percent

AltaGas follows the full cost method of accounting for oil and gas exploration and development activities. Capitalized costs are accumulated in a single cost centre and amortized to income over the production life of proved reserves.

Energy Services Arrangements and Contracts

Energy services arrangements and contracts are recorded at cost and amortized on a straight-line basis over their term. The Sundance B Power Purchase Arrangement (PPA) has a twenty year term.

The Sundance B PPA is the right to the committed generating capacity of two regulated Alberta generating units and required a capital outlay. The Company is obligated to make payments to the owners of the underlying generating units over the remaining term of the PPA to December 31, 2020. Such amounts are recorded as cost of sales as incurred. Revenue from the sale of the committed electricity is recorded when delivered.

The Genesee energy contract is the right to generating capacity at a regulated Alberta generating unit for a three year period which required no capital outlay but includes monthly capacity charges, which amounts are recorded as cost of sales. Revenue from the sale of the committed electricity is recorded when delivered.

Goodwill

Goodwill represents the excess purchase price of the Suffield natural gas pipeline system which is in excess of the fair value of the net assets acquired. Goodwill is tested at least annually for impairment by comparing the fair value of the associated reporting unit with its book value.

Long-term Investments

Investments in companies in which AltaGas has the ability to exercise significant influence are accounted for by the equity method. Other long term investments are recorded at cost. Any other than temporary impairment in value of an investment is charged against income when determined.

Derivative Instruments

AltaGas enters into financial derivative contracts such as swaps and collars to manage exposure to fluctuations in commodity prices and interest rates. These contracts are designated as hedges and gains and losses relating to such contracts are deferred and recognized in the same period and financial statement category as the corresponding hedged transaction. If financial derivative contracts cease to be effective as hedges, any cumulative gains or losses arising prior to such time continue to be deferred over the period of the original hedged transaction. Changes in the fair value of the derivative contracts arising subsequent to where they are no longer effective as hedges are recognized as adjustments to income.

AltaGas also enters into commodity derivative contracts which require the future delivery of commodities at fixed prices. These contracts are not recognized in the financial statements until they are settled.

Revenue Recognition

Revenue for gathering and processing services is recorded as the services are rendered. Energy marketing revenue is recognized at the time the product is delivered.

Stock Based Compensation Plan

The Company follows the intrinsic value method of accounting for stock based compensation plans whereby no compensation expense is recognized for stock options granted to employees or directors unless the market value of the stock exceeds the options exercise price at the date of grant. Consideration paid by employees or directors on the exercise of stock options is credited to share capital. Options are issued at current market value, consequently no compensation expense is recorded.

Effective January 1, 2002 the Company prospectively adopted the new recommendation of the Canadian Institute of Chartered Accountants with respect to stock based compensation. This new recommendation requires pro forma disclosure of the effect of fair value accounting for stock options where the fair value method is not applied.

Pension Plans and Retirement Benefits

The cost of defined benefit pension and other retirement benefits is actuarially determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. For purposes of calculating the expected return on plan assets, those assets are valued at fair value. The net actuarial gain or loss in excess of 10 percent of the greater of the accrued benefit obligation and the fair value of plan assets is amortized over the average remaining service life of the active employees. Transitional obligations are being amortized over the remaining service life of active employees.

Income Taxes

Except for rate-regulated natural gas distribution subsidiaries, income taxes are calculated using the liability method of tax accounting. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that are anticipated to be in effect in the periods in which the differences are expected to be settled or realized.

Natural gas distribution income taxes are provided using the taxes payable method approved by the AEUB. In accordance with an AEUB decision, provision is made only for those income taxes currently payable and no future tax is recorded on the timing differences between accounting income and taxable income.

Per Share Information

Basic net income per share is calculated on the basis of the weighted average number of common and preferred participating shares outstanding during the year. Diluted net income per share is calculated as if the proceeds obtained upon exercise of options were used to purchase common shares at the average market price during the year.

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of revenue and expenses during the period. By their nature, these estimates are subject to measurement uncertainty and may impact the financial statements of future periods.

2. CHANGES IN ACCOUNTING POLICY

Effective January 1, 2003, AltaGas adopted the new Canadian Institute of Chartered Accountants standard for accounting for asset retirement obligations. Under the new standard, the corporation recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of a fair value can be determined. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The liability is increased due to the passage of time, with an offsetting charge to accretion expense in the income statement, over the estimated time period until settlement of the obligation and the asset is depreciated over the estimated useful life of the asset. Concurrently with the adoption of this standard, the Company adjusted its accumulated amortization accounts for the impact of including salvage values in the determination of its annual amortization expense. Historically, the Company excluded salvage values in the determination of an asset's amortizable value, effectively offsetting future estimated reclamation costs.

During 2003, AltaGas undertook to identify assets impacted by the new standard in each of its business segments.

In the Gathering and Processing and Energy Services segments, certain facilities must be dismantled and the sites reclaimed to meet provisions of the Alberta Environmental Protection and Enhancement Act and regulations. The asset retirement liabilities are recognized when the obligations are measurable.

In the Natural Gas Distribution segment, AltaGas identified that assets have an indeterminate life and thus a future retirement obligation is not determinable.

The effect of this change in accounting policy was recorded retroactively with restatement of all prior periods. The effect of the adoption is presented below as increases (decreases) in the affected categories of the Consolidated Balance Sheet, Consolidated Statements of Income and Retained Earnings.

	2003	2002
Consolidated Balance Sheet		
Capital Assets	$ 9,680	$ 9,553
Accumulated amortization	(8,245)	(6,113)
Asset retirement obligations	13,962	12,925
Previously recognized future site restoration costs	(797)	(807)
Future income taxes	1,681	1,262
Opening retained earnings	2,280	1,530
Consolidated Statement of Income		
Operating and administrative	$ 920	$ 831
Amortization	(2,132)	(1,987)
Income taxes	419	400

A reconciliation between the opening and closing asset retirement obligation balances is provided below:

December 31, 2001	$ 9,855
New obligations in the period	1,979
Accretion	831
Other	260
December 31, 2002	12,925
New obligations in the period	127
Accretion	920
Other	(10)
December 31, 2003	**$ 13,962**

AltaGas estimates the undiscounted amount of cash flow required to settle the asset retirement obligations is $45.0 million (2002 – $44.8 million). The asset retirement obligations have been recorded in the financial statements at estimated values discounted at rates between 8.0 percent and 8.5 percent and are expected to be incurred between 2010 and 2040. The majority of the costs are expected to be incurred between 2025 and 2035. No assets have been legally restricted for settlement of the liability.

3. CAPITAL ASSETS

	2003			2002		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Gathering and Processing						
Gathering and processing assets	$ 621,719	$ 88,609	$ 533,110	$ 587,893	$ 64,686	$ 523,207
Other assets	7,550	1,480	6,070	8,061	2,053	6,008
Energy Services						
Energy services assets	28,008	7,847	20,161	25,950	5,824	20,126
Other assets	2,515	1,101	1,414	2,059	1,173	886
Natural Gas Distribution						
Natural gas distribution assets	157,062	54,606	102,456	141,448	42,823	98,625
Other assets	25,515	10,815	14,700	24,333	9,816	14,517
	$ 842,369	$ 164,458	$ 677,911	$ 789,744	$ 126,375	$ 663,369

Interest capitalized on long term capital construction in projects for the year ended December 31, 2003 was $156 thousand (2002 – $746 thousand).

At December 31, 2003, the Company had approximately $13.4 million (2002 – $24.2 million) related to projects under construction that were not subject to amortization.

4. ENERGY SERVICES ARRANGEMENTS AND CONTRACTS

	2003	2002
Cost	$ 113,367	$ 113,342
Accumulated amortization	12,332	6,312
Net book value	$ 101,035	$ 107,030

AltaGas owns the Sundance B PPA through its 50 percent interest in the ASTC Power Partnership (ASTC). ASTC is committed to purchase all of the power from the 706 megawatt capacity generating units. The investment in the PPA and its revenue and expenses thereunder are recorded on a proportionate basis.

5. GOODWILL

	2003	2002
Carrying value	$ 18,860	$ 18,860

On December 19, 2002 AltaGas acquired all of the shares of Encana Suffield Pipeline Inc., comprising of two natural gas transmission pipelines at Suffield, Alberta, and purchased seven natural gas gathering and processing systems in northeastern Alberta for a total of $118.1 million. This acquisition is accounted for as a business combination. The purchase price of the business was allocated to the individual assets and liabilities acquired based on their estimated fair value, with the exception of future income taxes which were recorded on an undiscounted basis. The excess of the recorded value of the future income tax liability over its fair value was offset through the recognition of goodwill. The results of operations were included in the consolidated statement of income and retained earnings from the date of acquisition.

		2002
Net Assets Acquired		
Capital assets	$	122,690
Working capital		2,034
Goodwill		18,045
Future income taxes		(24,662)
	$	118,107
Purchase Price		
Cash	$	114,658
Transaction costs		3,449
	$	118,107

6. INVESTMENTS AND OTHER ASSETS

		2003		2002
Common shares of public companies	$	825	$	1,877
Common shares of private companies		841		436
Equity accounted investments in units of public partnerships		17,925		–
Equity accounted investments in common shares of private companies		654		298
Advances (note 15)		2,335		2,259
Other		2,518		2,580
	$	25,098	$	7,450

At December 31, 2003 the quoted market value of the common shares and units of public entities was approximately $22.1 million (2002 – $1.5 million). The fair market value of investments in private companies is not reasonably determinable.

Advances at December 31, 2003 consist of a $2.3 million demand loan bearing interest at prime plus 3.5 percent. At December 31, 2003 the Company had no intention of demanding repayment of the loan.

On April 23, 2003, AltaGas acquired 19.2 percent of the outstanding units of Taylor NGL Limited Partnership ("Taylor") for $9.4 million. On October 17, 2003 AltaGas purchased an additional 1,592,250 limited partnership units of Taylor for $8.7 million, preserving AltaGas' 19.2 percent ownership of Taylor. The investment is accounted for by the equity method. The excess of AltaGas' interest in the underlying net book value of the assets over the purchase price of $4.7 million is being amortized over the economic life of the assets and is treated as an adjustment to AltaGas' equity income.

7. SHORT TERM DEBT

At December 31, 2003 the Company had a $50.0 million demand operating credit facility with a Canadian chartered bank. Draws on the facility bear interest at the lender's prime rate or at the bankers' acceptance rate plus a stamping fee. At December 31, 2003 the Company had drawn debt of $4.4 million and letters of credit of $14.6 million (2002 – $0.6 million and $8.8 million respectively) were outstanding against the demand operating credit facility.

At December 31, 2003 the Company had a $75.0 million 364 day extendible revolving term letter of credit facility with a Canadian chartered bank which was established on June 30, 2003. The facility which has a maturity date of June 28, 2004 can be extended for a further 364 days from the current maturity date. AltaGas may borrow up to $25.0 million by way of prime borrowings or bankers' acceptances on the letter of credit facility. Borrowings on the facility bear fees and interest at market rates. At December 31, 2003 the Company had drawn debt of $0.1 million and letters of credit of $11.9 million outstanding against the extendible revolving term letter of credit facility.

On June 30, 2003 the Company repaid and cancelled a $50.0 million non-revolving bridge credit facility with a syndicate of Canadian chartered banks. The facility was fully drawn on December 31, 2002.

On December 11, 2003 the Company's $10.1 million extendible letter of credit facility with a chartered bank expired and was not renewed. The facility was fully drawn on December 31, 2002.

The prime lending rate at December 31, 2003 was 4.50 percent (2002 – 4.50 percent). The average rate on the Company's outstanding bankers' acceptances at December 31, 2003 was 4.00 percent (2002 – 4.09 percent).

8. LONG TERM DEBT

	2003	2002
Operating loans	$ 292,358	$ 268,943
Medium term notes	100,000	100,000
	$ 392,358	$ 368,943

Operating Loans

At December 31, 2003, the Company had a $300.0 million (2002 – $270.0 million) extendible revolving term credit facility with a syndicate of Canadian chartered banks. Draws on the facility bear interest at the lender's prime rate or at the bankers' acceptance rate plus a stamping fee. On March 5, 2003 the facility was increased by $30.0 million and a Canadian financial institution was added to the syndicate. Effective October 12, 2003 the facility was extended for an additional 364 days. The facility can be extended for an additional 364 days on October 10, 2004 or can be converted by the Company on that date to a two year term loan. The term loan is repayable over the two year period or at the end of the two year term, depending on the bond rating category of the long term unsecured senior indebtedness of the Company.

Medium Term Notes

On January 10, 2003 the Company filed a short form shelf prospectus to renew its medium term note program initiated on September 27, 2000. On October 4, 2000 the Company issued $100.0 million of 7.28 percent medium term notes pursuant to the program. Interest is payable semi-annually and the principal is due on October 4, 2005. Medium term notes may be issued in an aggregate principal amount of up to $250.0 million at prices and terms determined at the time of issue.

9. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

In the course of its normal operations the Company issues short and long term debt, and purchases and sells natural gas and power commodities. These activities result in exposures to fluctuations in interest rates and commodity prices. The Company uses financial derivative instruments that result in cash settlements to manage the price or cash flow risk that results from these activities. The Company does not make use of derivative instruments for speculative purposes.

The fair values of financial derivatives have been estimated using year-end market rates. These fair values approximate the amount that the Company would receive or pay if the instruments were closed out at these dates.

Commodity Price Risk Management

a) Natural gas prices

The Company used swap agreements to fix the price received on certain natural gas sales in 2002. No such contracts were outstanding at December 31, 2003.

At December 31, 2002, the Company had the following contracts outstanding:

	Fixed Price (per Mcf)	Period (months)	Notional Volume (Mmcf/day)	Fair Value (thousands)
Swaps				
2002	$ 5.43	10	1.9	$ 7

b) Power prices

Under power purchase arrangements AltaGas has an obligation to buy power at agreed terms and prices to December 31, 2020. The Company sells the power to the Power Pool of Alberta at spot prices and uses swaps and collars to fix the prices over time on a portion of the volumes. AltaGas' strategy is to lock in margins to provide predictable earnings. At December 31, 2003 the Company has no intention to terminate any contracts prior to maturity.

At December 31 the Company had the following contracts outstanding:

	Fixed Price (per MWh)	Period (months)	Notional Volume Sales	(MWh) Purchases	Fair Value (thousands)
Derivative instruments					
2003					
Swaps and collars	$41.50 to $52.00	12 to 15	2,531,176	–	$ (17,834)
Swap	$56.43	168	–	368,064	(3,394)
2002					
Swaps and collars	$40.32 to $64.00	12 to 27	3,556,563	–	$ (29,260)
Swap	$61.40	180	–	394,416	(1,908)

Interest Rate Risk Management

To hedge against the effect of future interest movements, the Company enters into interest rate swap agreements to fix a portion of its bankers' acceptances issued under credit facilities. The Company has no intention of terminating any swap agreements prior to maturity.

At December 31 the Company had the following contracts outstanding:

	Period (months)	Principal (thousands)	Weighted Average Interest Rate	Fair Value (thousands)
2003	3 to 60	$ 180,000	4.21%	$ (1,576)
2002	15 to 28	$ 70,000	4.75%	$ (1,948)

Credit Risk on Financial Instruments

Credit risk results from the possibility that a counterparty to a derivative in which the Company has an unrealized gain fails to perform according to the terms of the contract.

Credit exposure is minimized by entering into transactions with credit worthy counterparties in accordance with established credit policies and practices. At December 31, 2003 AltaGas did not have a significant concentration of credit risk with any single counterparty to financial contracts.

10. SHARE CAPITAL

Authorized:

- an unlimited number of common shares without nominal or par value.
- an unlimited number of preferred shares without nominal or par value.

Common Shares Issued:

	Number of Shares	Amount
December 31, 2001	29,495,877	$ 116,082
Issued for cash on exercise of options	407,715	1,868
Issued for cash pursuant to public placement	6,325,000	58,823
Issued for compensation	8,500	79
Less issue costs, net of tax	–	(1,526)
December 31, 2002	36,237,092	$ 175,326
Issued for cash on exercise of options	471,752	3,652
Issued for compensation	8,000	98
December 31, 2003	36,716,844	$ 179,076

Preferred Participating Shares Issued:

	Number of Shares	Amount
December 31, 2003 and 2002	9,000,000	$ 88,964
Total shares issued	45,716,844	$ 268,040

On September 30, 1999 the Company closed a private placement of 9,000,000 non-voting, preferred participating shares at $10.00 per share for gross proceeds of $90.0 million. These shares are convertible at the holder's option into common shares, one for one, any time prior to September 30, 2004. After that date, and no later than September 30, 2009, AltaGas may either redeem the participating shares or convert them to common shares. These shares share rateably with common shares in any dividend declared on or before September 30, 2002 and to a maximum of $1.00 per share per year thereafter. On conversion or redemption, or in the event of a liquidation, dissolution or winding-up of the Company, the participating shareholders are entitled to $10.00 per share and their share of the cumulative retained net income of AltaGas since September 30, 1999 with the annual earnings included per participating share being limited to $1.00 following September 30, 2002.

AltaGas implemented a Normal Course Issuer Bid through the facilities of The Toronto Stock Exchange on December 1, 2000, and renewed the bid in December 2001 and again on December 2, 2002 for an additional 12 months. From April 25, 2001 through December 31, 2003 no shares were purchased. The Normal Course Issuer Bid was not renewed.

On June 7, 2002 AltaGas closed a public offering for 6,325,000 common shares at $9.30 per share. Proceeds net of share issue costs were $56.4 million.

The Company has an employee stock option plan under which both employees and directors are eligible to receive grants. At December 31, 2003, 3,800,000 common shares are reserved for issuance under the plan. To December 31, 2003 options granted under the plan generally had a term of 10 years to expiry and vested no longer than over a four year period. Currently, outstanding options are exercisable at various dates to the year 2013. Options outstanding under the plan have a weighted average exercise price of $8.74 and a weighted average remaining contractual life of 7.21 years.

Number of Options	Exercise Price	Expiry Date
196,849	$8.75 – $10.00	2004
73,250	$7.00 – $10.00	2009
99,375	$4.80 – $ 6.25	2010
523,000	$5.10 – $ 7.25	2011
233,750	$6.50 – $ 9.75	2012
380,138	$9.55 – $15.05	2013
1,506,362		

	2003			2002		
	Number of Options		Weighted Average Exercise Price	Number of Options		Weighted Average Exercise Price
Stock options outstanding, beginning of year	1,670,676	$	7.66	1,896,916	$	6.83
Granted	400,638		11.76	262,000		8.76
Exercised	(471,752)		7.74	(407,715)		4.58
Cancelled	(93,200)		7.47	(80,525)		7.26
Stock options outstanding, end of year	1,506,362	$	8.74	1,670,676	$	7.66
Exercisable at year end	622,974	$	7.75	847,246	$	7.85

Based on the number and fair value of options granted during 2003 and 2002, the effect on net income of following the fair value method of accounting instead of the intrinsic value method for stock options would not be significant and there would be no effect on net income per share.

The average basic number of shares outstanding for the year ended December 31, 2003 was 45.5 million (2002 – 42.3 million) and the diluted number of shares outstanding for the year ended December 31, 2003 was 45.9 million (2002 – 42.6 million). During the years presented, outstanding stock options are the only dilutive instrument.

11. COMMITMENTS

Future minimum lease payments under operating leases for office space, office equipment, and automotive equipment are estimated as follows:

2004	$	2,357
2005		2,365
2006		2,410
2007		2,287
2008		–
	$	9,419

Under the terms of a 1997 long-term gas supply contract AltaGas is committed to supply natural gas for prices ranging from $1.93/Mcf in 2003 to $2.15/Mcf by contract expiry in 2009. AltaGas contracted with several producers to provide the volumes for the term of the 10 year contract. One of those producers defaulted in 1999 on its obligation under its gas supply contract, resulting in the delivery commitment for 2,845 Mmcf/d reverting to the Company. AltaGas owns natural gas reserves as a hedge against the obligation under this reverted supply contract. The natural gas produced from these reserves is in excess of the commitment under the reverted contract.

In addition to the production from its own reserves, in 1999 the Company acquired a right to purchase natural gas from specific reserves for $0.05/Mmcf for the life of the reserves. The production from these reserves was 1,512 Mmcf/d in 2003 (2002 – 1,857 Mmcf/d) and also serves as a hedge against the commitment under the reverted contract.

AltaGas was a successful bidder for 100 MW of power capacity in the Alberta government's third phase of the Market Achievement Plan auction. As a result, the Company entered into an energy contract ("Genesee Energy Contract") with the Balancing Pool Administrator for the right and obligation to purchase power from 100 MW of power capacity at the EPCOR Generation Inc. operated Genesee power plant for a three year term commencing April 1, 2003. The Company has an obligation to pay a competitively priced fixed monthly capacity charge for the power capacity under this power purchase arrangement.

12. INCOME TAXES

The income tax provision differs from the amounts which would be obtained by applying the combined Canadian base federal and provincial income tax rate to income before income taxes. These differences result from the following items:

	2003	2002
Income before income taxes	$ 61,482	$ 42,904
Statutory income tax rate (percent)	40.75	42.12
Computed income tax provision	$ 25,054	$ 18,071
Increase (decrease) in income taxes resulting from:		
Resource allowance	(2,351)	(3,043)
Manufacturing and processing credit	(426)	(168)
Large corporations tax	1,179	973
Permanent differences between accounting and tax bases of assets and liabilities	(358)	269
Rate reductions applied to future income tax liabilities	(628)	(1,246)
Other	689	(1,394)
Income tax provision		
Current	10,587	6,222
Future	12,572	7,240
	$ 23,159	$ 13,462
Effective income tax rate (percent)	37.67	31.38

The tax effects of the significant components of temporary differences that give rise to future income tax assets and liabilities as at December 31, 2003 are as follows:

	2003		2002	
	Assets	Liabilities	Assets	Liabilities
Capital assets	$ –	$ 40,189	$ –	$ 36,170
Net operating losses unused for tax purposes	208	(6,002)	208	–
Deferred debt charges	–	85	–	91
Share issue costs	–	(511)	–	(812)
Partnerships	–	28,426	–	16,377
Other	–	350	–	(2,494)
	$ 208	$ 62,537	$ 208	$ 49,332

Future income tax expense and future income tax assets and liabilities have not been recognized for the Company's rate-regulated natural gas distribution subsidiary. Unrecognized future income tax expense for the year ended December 31, 2003 was $156 thousand (2002 – $451 thousand). The unrecognized future income tax liability at December 31, 2003 was $6.5 million (2002 – $6.7 million).

13. CHANGE IN NON-CASH WORKING CAPITAL

		2003		2002
Accounts receivable	$	10,533	$	(34,851)
Inventory		1,891		(609)
Other current assets		(626)		6,704
Accounts payable and accrued liabilities		(2,439)		33,822
Other current liabilities		460		5,283
Other		–		(195)
		9,819		10,154
Less decrease (increase) in capital costs payable		(3,527)		(4,065)
Net change in non-cash working capital from operations	$	6,292	$	6,089

The following cash payments have been included in the determination of earnings:

		2003		2002
Interest paid	$	22,065	$	18,856
Income taxes paid	$	9,113	$	1,837

14. PENSION PLANS AND RETIREMENT BENEFITS

Substantially all full-time employees of the Company's natural gas distribution subsidiary, AltaGas Utilities Inc., are members of one of two defined benefit non-contributory pension plans. AltaGas Utilities Inc. also has plans that provide other post-retirement benefits such as life insurance and health care.

	2003				2002			
		Pension Plans		Other Benefit Plans		Pension Plans		Other Benefit Plans
Accrued benefit obligation								
Balance, beginning of year	$	9,300	$	814	$	8,069	$	759
Experience loss (gain)		1,133		115		(57)		(12)
Current service cost		668		40		734		33
Interest cost		684		59		653		53
Benefits paid		(129)		(8)		(99)		(19)
Balance, end of year		11,656		1,020		9,300		814
Plan assets								
Fair value, beginning of year		8,241		–		8,093		–
Actual return on plan assets		871		–		(880)		–
Employer contributions		809		–		1,163		–
Benefits and expenses paid		(129)		–		(135)		–
Fair value, end of year		9,792		–		8,241		–
Funding deficit		(1,864)		(1,020)		(1,059)		(814)
Unamortized transitional obligation		467		361		515		391
Unamortized past service costs		171		–		204		–
Unamortized experience loss (gain)		1,491		247		592		136
Accrued benefit asset (liability)	$	265	$	(412)	$	252	$	(287)

Included in the accrued benefit obligation and fair value of plan assets at year end are the following in respect of plans that are not fully funded:

	2003		2002	
	Pension Plans	Other Benefit Plans	Pension Plans	Other Benefit Plans
Accrued benefit obligation	$ 11,656	$ 1,020	$ 9,300	$ 814
Fair value of plan asset	9,792	–	8,241	–
Funding deficit	$ (1,864)	$ (1,020)	$ (1,059)	$ (814)
Significant actuarial assumptions used as at December 31				
Discount rate (percent)	6.25	6.25	6.90	7.00
Expected long-term rate of return on plan assets (percent)	6.75	n/a	7.40	n/a
Rate of compensation increase (percent)	5.00	5.00	5.00	5.00
Average remaining service life of active employees (years)	13 – 15	16	13 – 15	16
Net benefit plan expense for the year				
Current service cost and expenses	$ 668	$ 40	$ 770	$ 33
Interest cost	684	59	653	53
Expected return on plan assets	(639)	–	(571)	–
Amortization of transitional obligation	81	30	81	30
Amortization of experience losses	2	3	27	–
	$ 796	$ 132	$ 960	$ 116

15. RELATED PARTY TRANSACTIONS

During 2003 AltaGas purchased maintenance services totaling $137 thousand (2002 – $80 thousand) from an equity accounted investee. These transactions have been recorded at their exchange amounts. At December 31, 2003 $2.3 million (2002 – $2.3 million) was owed to AltaGas by this investee.

AltaGas has contracted with a significant shareholder to purchase a fixed volume of power for a fixed price. During 2003 the Company purchased 26,280 MWh (2002 – 26,280 MWh) of power for $1.8 million (2002 – $1.8 million).

AltaGas loaned $30.5 million to Taylor NGL Limited Partnership in August 2003. This amount was fully repaid by October 17, 2003. Market rates were used to calculate interest on this loan.

16. JOINT VENTURES

The Company's proportionate interest in its joint venture arrangements is summarized as follows:

	2003	2002
Proportionate share of operating income		
Revenue	$ 162,649	$ 123,438
Expenses	117,030	89,028
	$ 45,619	$ 34,410
Proportionate share of net assets		
Current assets	$ 17,027	$ 22,602
Capital assets	53,076	47,686
Energy services arrangements and contracts	98,666	104,458
Investments and other assets	114	165
Current liabilities	(18,156)	(21,768)
	$ 150,727	$ 153,143
Proportionate share of change in cash		
Operating activities	$ 54,961	$ 48,716
Investing activities	(5,140)	(24,767)
Financing activities	(49,821)	(23,949)
	$ –	$ –

17. SEGMENTED INFORMATION

AltaGas is a midstream energy company with a portfolio of assets and services used to move energy from the source to the end-user. The Company has three reportable segments:

Gathering and Processing – natural gas gathering and processing, natural gas transmission, and ethane and natural gas liquids extraction.

Energy Services – power services, gas services and oil and natural gas production.

Natural Gas Distribution – natural gas distribution to end users and related services.

December 31, 2003	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment Elimination	Total
Revenue	$ 156,711	$ 521,590	$ 129,434	$ (98,851)	$ 708,884
Cost of sales	(16,504)	(472,075)	(98,866)	98,418	(489,027)
Operating and administrative expenses	(74,598)	(8,189)	(15,637)	433	(97,991)
Amortization	(23,555)	(8,513)	(6,244)	–	(38,312)
Operating income	$ 42,054	$ 32,813	$ 8,687	$ –	$ 83,554
Net additions to capital assets	$ 33,316	$ 2,514	$ 16,796		$ 52,626
Segment assets	$ 614,401	$ 165,759	$ 139,100		$ 919,260

December 31, 2002	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment Elimination	Total
Revenue	$ 106,031	$ 355,882	$ 94,316	$ (63,573)	$ 492,656
Cost of sales	(6,460)	(311,664)	(65,463)	60,805	(322,782)
Operating and administrative expenses	(52,136)	(11,284)	(14,358)	2,768	(75,010)
Amortization	(19,187)	(8,914)	(5,711)	–	(33,812)
Operating income	$ 28,248	$ 24,020	$ 8,784	$ –	$ 61,052
Net additions to capital assets	$ 159,785	$ 1,546	$ 3,659		$ 164,990
Segment assets	$ 589,284	$ 181,990	$ 133,589		$ 904,863

18. SUBSEQUENT EVENTS

On February 18, 2004 AltaGas announced that a Special Committee of Independent Directors was undertaking a review regarding the reorganization of the business of AltaGas into an income trust. On March 10, 2004 AltaGas announced that its Board of Directors has approved a proposal to reorganize the business of AltaGas into an income trust to be called AltaGas Income Trust (the "Trust").

The reorganization will be accomplished by way of a plan of arrangement under the Canada Business Corporation Act (the "Plan of Arrangement"). The Plan of Arrangement will be subject to the approval of the holders of AltaGas' Common Shares, Participating Shares and Options, voting at a special meeting to be held on April 29, 2004. In addition to securityholder approval, the Plan of Arrangement will be subject to receipt of regulatory and court approvals.

The proposed reorganization is the foundation of a plan to enhance sucurityholder value and for continued prudent growth. Cash flow generated by the business of AltaGas will be distributed to AltaGas securityholders as the holders of the units ("Units") of the Trust. The Trust will retain sufficient cash flow to fund maintenance capital and capital committed in the Natural Gas Distribution segment. The current business and operations of AltaGas will be unaffected by the proposed reorganization.

19. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current financial statement presentation. Prior periods have been restated for the impacts of the adoption of the CICA Handbook Section on accounting for asset retirement obligations.

($ millions except per share amounts)	2003	2002	2001
OPERATIONS			
Revenue			
Gathering, Processing and Energy Services	–	–	448.1
Gathering and Processing	156.7	106.1	–
Energy Services	521.6	355.9	–
Natural Gas Distribution	129.4	94.3	120.6
Intersegment elimination	(98.8)	(63.6)	(78.9)
Cost of sales	489.0	322.8	354.8
Net revenue[1]	219.9	169.9	135.0
Operating and administrative	98.0	75.1	65.1
EBITDA[1]	121.9	94.8	69.9
Amortization	38.3	33.8	25.6
Interest expense	22.1	18.1	15.9
Income taxes	23.2	13.5	9.2
Net income	38.3	29.4	19.2
Net income per basic share	$ 0.84	$ 0.70	$ 0.50
Net income per diluted share	$ 0.84	$ 0.69	$ 0.50
EBITDA per basic share	$ 2.68	$ 2.24	$ 1.83
EBITDA per diluted share	$ 2.66	$ 2.23	$ 1.83
Dividend per share	$ 0.38	$ 0.28	$ 0.18
FUNDS GENERATED FROM OPERATIONS[1]			
From continuing operations	90.2	70.8	50.2
Per basic share	$ 1.98	$ 1.67	$ 1.31
Per diluted share	$ 1.97	$ 1.66	$ 1.31
SHARE DATA (millions)			
Shares outstanding at year end	45.7	45.2	38.5
Shares outstanding for the year			
Basic	45.5	42.3	38.2
Diluted	45.9	42.6	38.3
ASSETS			
Current assets	96.2	108.0	79.2
Capital assets	677.9	663.4	521.0
Goodwill	18.9	18.9	0.8
Future income taxes	0.2	0.2	0.2
Energy services arrangements and contracts	101.0	107.0	112.2
Investments and other assets	25.1	7.4	7.7
	919.3	904.9	721.1
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities	87.1	135.1	145.5
Operating loans	392.4	368.9	283.9
Deferred revenue and other	14.0	12.9	11.4
Future and deferred income taxes	62.5	49.4	18.4
Shareholders' equity	363.3	338.6	261.9
	919.3	904.9	721.1

[1] *Non-GAAP financial measure. See discussion on page 22*

Certain comparative figures have been reclassified to conform to the current financial presentation

Prior periods have been restated for the impacts of the adoption of CICA Handbook guidance on accounting for asset retirement obligations

2000	1999	1998	1997	1996	1995	1994
469.7	195.9	94.8	52.3	17.5	8.0	3.5
N/A	N/A	N/A	N/A	N/A	N/A	N/A
N/A	N/A	N/A	N/A	N/A	N/A	N/A
98.0	66.0	27.3	N/A	N/A	N/A	N/A
(61.0)	(4.1)	–	N/A	N/A	N/A	N/A
390.4	171.9	74.3	30.1	7.3	2.0	0.6
116.3	85.9	47.8	22.2	10.2	6.0	2.9
59.3	43.1	23.7	12.0	6.0	2.8	1.4
57.0	42.8	24.1	10.2	4.2	3.2	1.5
19.4	14.5	7.1	2.6	1.3	0.5	0.1
12.2	10.6	5.5	1.2	0.5	–	–
7.8	6.4	4.3	2.4	1.1	1.0	0.6
17.6	11.3	7.2	4.6	1.7	1.5	0.7
$ 0.46	$ 0.43	$ 0.39	$ 0.27	$ 0.16	$ 0.27	$ 0.21
$ 0.46	$ 0.36	$ 0.32	$ 0.27	$ 0.15	$ 0.25	$ 0.14
$ 1.50	$ 1.62	$ 1.31	$ 0.60	$ 0.38	$ 0.58	$ 0.43
$ 1.49	$ 1.38	$ 1.08	$ 0.59	$ 0.37	$ 0.52	$ 0.31
–	–	–	–	–	–	–
40.5	28.6	16.1	8.9	4.8	2.6	1.0
$ 1.06	$ 1.08	$ 0.88	$ 0.44	$ 0.43	$ 0.47	$ 0.29
$ 1.06	$ 0.92	$ 0.72	$ 0.44	$ 0.42	$ 0.43	$ 0.20
38.2	37.8	18.9	18.0	16.9	9.4	5.0
38.1	26.4	18.4	17.0	11.2	5.5	3.5
38.2	31.1	22.4	17.2	11.4	6.1	4.9
118.3	49.3	34.5	9.7	6.0	1.6	0.7
453.0	376.9	280.5	71.2	47.4	9.9	2.8
–	–	–	–	–	–	–
0.2	–	–	–	–	–	–
–	–	–	–	–	–	–
9.6	10.3	12.1	4.7	3.4	0.2	–
581.1	436.5	327.1	85.6	56.8	11.7	3.5
92.5	40.1	28.6	11.5	5.3	2.5	1.4
216.9	151.9	160.3	30.2	18.9	–	–
9.4	7.2	4.2	3.2	4.0	0.3	–
11.7	6.5	4.9	4.8	2.7	0.6	0.1
250.6	230.8	129.1	35.9	25.9	8.3	2.0
581.1	436.5	327.1	85.6	56.8	11.7	3.5

	2003	2002	2001
RATIOS (percent)			
Return on average equity	10.9	9.8	7.3
Return on average invested capital	11.1	9.3	8.7
Debt as a percentage of total capitalization	52.2	55.3	58.5
OPERATING RESULTS			
Gathering and Processing			
Field gathering and processing			
Processing capacity (gross Mmcf/d) [1]	861	842	768
Processed throughput (gross Mmcf/d) [2]	523	532	498
Processed throughput (gross average annual Mmcf/d)	520	492	489
Capacity utilization (percent) [1]	61	63	65
Average working interest (percent) [1]	90	88	88
Extraction			
Inlet capacity (Mmcf/d) [1]	349	349	219
Production (Bbls/d) [3]	6,560	3,399	2,618
Transmission volumes (Mmcf/d) [4][7]	403	106	47
Energy Services			
Volume of power sold (thousands of MWh) [3]	3,266	2,669	–
Average price received on the sale of power ($/MWh) [3]	47.03	41.27	–
Average Alberta Power Pool price ($/MWh) [3]	62.98	43.85	–
Natural Gas Distribution [5]			
Volume of natural gas distributed			
Sales (Bcf)	14	14	13
Transportation (Bcf)	10	8	8
Number of customers [1]	59,543	58,499	57,542
Degree day variance (percent) [6]	6.9	7.8	(3.4)

(1) *As at December 31*

(2) *Fourth quarter average*

(3) *Annual average*

(4) *Average for fourth quarter except for 1998 which included December only. Operation of AltaGas' first transmission pipeline commenced in December 1998*

(5) *AltaGas purchased 100 percent of the outstanding common shares of AltaGas Utilities on June 30, 1998. Numbers exclude Inuvik Gas and Heritage Gas*

(6) *Variance from 20 year average – positive variances are favourable*

(7) *Volumes do not include condensate pipeline volumes*

Certain comparative figures have been reclassified to conform to the current financial presentation

Prior periods have been restated for the impacts of the adoption of CICA Handbook guidance on accounting for asset retirement obligations

2000	1999	1998	1997	1996	1995	1994
7.0	6.6	9.0	15.0	12.6	36.4	63.6
8.6	8.4	9.4	12.7	12.8	59.1	116.2
45.6	39.0	54.7	44.1	40.4	–	–

712	658	494	299	246	49	30
434	371	276	147	129	32	8
418	330	208	131	82	20	5
61	56	56	49	52	65	27
87	89	89	92	96	82	94
211	199	155	35	30	30	30
3,369	2,198	956	391	330	375	305
36	26	16	–	–	–	–
–	–	–	–	–	–	–
–	–	–	–	–	–	–
–	–	–	–	–	–	–
14	13	6	–	–	–	–
7	6	3	–	–	–	–
56,692	55,636	55,147	–	–	–	–
6.5	(1.1)	–	–	–	–	–

($ millions except per share amounts)	Q1	Q2	Q3	Q4	Annual
2003					
Revenue					
Gathering and Processing					
Field gathering and processing	24.3	24.0	25.7	27.8	101.8
Extraction	8.3	5.7	5.9	7.4	27.3
Transmission	6.2	6.4	6.7	6.7	26.0
Other	0.8	0.8	0.8	1.2	3.6
Intercomponent elimination	(0.1)	(0.5)	(0.9)	(0.5)	(2.0)
Energy Services	152.6	124.0	117.0	128.0	521.6
Natural Gas Distribution	58.3	23.5	12.9	34.7	129.4
Intersegment elimination	(47.0)	(15.3)	(10.2)	(26.3)	(98.8)
	203.4	168.6	157.9	179.0	708.9
Net revenue[1]					
Gathering and Processing					
Field gathering and processing	24.3	24.0	25.7	27.8	101.8
Extraction	2.9	2.3	2.1	3.5	10.8
Transmission	6.2	6.4	6.7	6.7	26.0
Other	0.8	0.8	0.8	1.2	3.6
Intercomponent elimination	(0.1)	(0.5)	(0.9)	(0.5)	(2.0)
Energy Services	9.8	12.5	14.1	13.2	49.6
Natural Gas Distribution	10.6	5.8	4.9	9.2	30.5
Intersegment elimination	(0.1)	(0.1)	(0.1)	(0.1)	(0.4)
	54.4	51.2	53.3	61.0	219.9
Operating income					
Gathering and Processing	9.6	9.0	10.1	13.4	42.1
Energy Services	6.1	8.3	9.6	8.8	32.8
Natural Gas Distribution	5.2	0.3	(0.5)	3.7	8.7
	20.9	17.6	19.2	25.9	83.6
Net income	10.2	6.8	9.3	12.0	38.3
Per basic share	$ 0.23	$ 0.15	$ 0.20	$ 0.26	$ 0.84
Per diluted share	$ 0.22	$ 0.15	$ 0.20	$ 0.26	$ 0.84
EBITDA[1]	30.7	27.4	29.1	34.7	121.9
Per basic share	$ 0.68	$ 0.60	$ 0.64	$ 0.76	$ 2.68
Per diluted share	$ 0.67	$ 0.60	$ 0.63	$ 0.75	$ 2.66
Funds generated from operations[1]	21.9	20.5	21.1	26.7	90.2
Per basic share	$ 0.48	$ 0.45	$ 0.46	$ 0.58	$ 1.98
Per diluted share	$ 0.48	$ 0.45	$ 0.46	$ 0.58	$ 1.97
Net additions to capital assets	7.5	4.9	6.5	33.7	52.6
Gathering and Processing	5.3	3.3	3.0	21.7	33.3
Energy Services	0.8	0.2	0.5	1.0	2.5
Natural Gas Distribution	1.4	1.4	3.0	11.0	16.8
Segment assets	918.7	881.6	910.0	919.3	919.3
Gathering and Processing	596.2	584.7	622.0	614.4	614.4
Energy Services	176.7	171.7	162.0	165.8	165.8
Natural Gas Distribution	145.8	125.2	126.0	139.1	139.1

(1) *Non-GAAP financial measure. See discussion on page 22*

Certain comparative figures have been reclassified to conform to the current financial presentation

Prior periods have been restated for the impacts of the adoption of CICA Handbook guidance on accounting for asset retirement obligations

($ millions except per share amounts)	Q1	Q2	Q3	Q4	Annual
2002					
Revenue					
Gathering and Processing					
Field gathering and processing	20.0	20.4	20.5	24.0	84.9
Extraction	2.5	2.6	3.4	4.3	12.8
Transmission	1.6	1.6	1.7	2.3	7.2
Other	2.7	0.1	(0.2)	(1.4)	1.2
Intercomponent elimination	–	–	–	–	–
Energy Services	77.9	87.0	78.6	112.4	355.9
Natural Gas Distribution	35.8	15.4	9.1	34.0	94.3
Intersegment elimination	(19.9)	(12.5)	(5.9)	(25.3)	(63.6)
	120.6	114.6	107.2	150.3	492.7
Net revenue[1]					
Gathering and Processing					
Field gathering and processing	20.0	20.4	20.5	24.0	84.9
Extraction	1.1	1.4	2.0	1.8	6.3
Transmission	1.6	1.6	1.7	2.3	7.2
Other	2.7	0.1	(0.2)	(1.4)	1.2
Intercomponent elimination	–	–	–	–	–
Energy Services	6.4	10.2	13.0	14.6	44.2
Natural Gas Distribution	10.0	5.9	4.5	8.5	28.9
Intersegment elimination	(1.0)	(0.7)	(0.1)	(1.0)	(2.8)
	40.8	38.9	41.4	48.8	169.9
Operating income					
Gathering and Processing	9.1	7.2	6.0	5.9	28.2
Energy Services	1.5	4.8	7.9	9.8	24.0
Natural Gas Distribution	5.1	0.7	(0.4)	3.4	8.8
	15.7	12.7	13.5	19.1	61.0
Net income	7.6	4.9	5.7	11.2	29.4
Per basic share	$ 0.20	$ 0.12	$ 0.13	$ 0.25	$ 0.70
Per diluted share	$ 0.20	$ 0.12	$ 0.13	$ 0.25	$ 0.69
EBITDA[1]	24.0	21.1	21.9	27.8	94.8
Per basic share	$ 0.62	$ 0.52	$ 0.48	$ 0.62	$ 2.24
Per diluted share	$ 0.62	$ 0.52	$ 0.48	$ 0.61	$ 2.23
Funds generated from operations[1]	14.8	16.0	17.6	22.4	70.8
Per basic share	$ 0.39	$ 0.40	$ 0.39	$ 0.50	$ 1.67
Per diluted share	$ 0.38	$ 0.39	$ 0.39	$ 0.49	$ 1.66
Net additions to capital assets	11.2	15.5	7.1	131.2	165.0
Gathering and Processing	9.2	12.9	5.0	132.7	159.8
Energy Services	0.7	0.9	0.5	(0.6)	1.5
Natural Gas Distribution	1.3	1.7	1.6	(0.9)	3.7
Segment assets	723.2	733.5	730.3	904.9	904.9
Gathering and Processing	444.2	442.3	447.2	589.3	589.3
Energy Services	149.1	171.6	166.4	182.0	182.0
Natural Gas Distribution	129.9	119.6	116.7	133.6	133.6

[1] *Non-GAAP financial measure. See discussion on page 22*

Certain comparative figures have been reclassified to conform to the current financial presentation

Prior periods have been restated for the impacts of the adoption of CICA Handbook guidance on accounting for asset retirement obligations

	Q1	Q2	Q3	Q4	Annual
2003					
Gathering and Processing					
Field gathering and processing					
Processing capacity (gross Mmcf/d) (1)	847	838	835	861	861
Processed throughput (gross Mmcf/d) (2)	535	510	514	523	523
Capacity utilization (percent) (1)	63	61	62	61	61
Average working interest (percent) (1)	88	88	88	90	90
Extraction					
Inlet capacity (Mmcf/d) (1)	349	349	349	349	349
Production (Bbls/d) (2)	6,416	6,195	5,440	8,182	6,560
Transmission volumes (Mmcf/d) (2) (4)	319	321	347	403	403
Energy Services					
Volume of power sold (thousands of MWh)	660	861	872	873	3,266
Average price received on the sale of power ($/MWh) (2)	46.07	46.55	48.28	46.97	47.03
Average Alberta Power Pool prices ($/MWh) (2)	83.85	50.88	62.39	54.78	62.98
Natural Gas Distribution					
Volume of natural gas distributed					
Sales (Bcf)	5.9	2.1	1.3	4.5	13.8
Transportation (Bcf)	1.9	2.2	2.6	3.0	9.7
Number of customers (1)	58,700	58,671	58,941	59,543	59,543
Degree day variance (percent) (3)	9.2	15.4	(5.9)	3.4	6.9
2002					
Gathering and Processing					
Field gathering and processing					
Processing capacity (gross Mmcf/d) (1)	768	767	767	842	842
Processed throughput (gross Mmcf/d) (2) (6)	482	473	479	532	532
Capacity utilization (percent) (1) (6)	63	62	62	63	63
Average working interest (percent) (1)	88	88	87	88	88
Extraction					
Inlet capacity (Mmcf/d) (1)	219	219	219	349	349
Production (Bbls/d) (2)	3,248	2,806	3,487	3,802	3,399
Transmission volumes (Mmcf/d) (2) (4)	48	48	75	106	106
Energy Services					
Volume of power sold (thousands of MWh)	659	664	674	672	2,669
Average price received on the sale of power ($/MWh) (2)	34.38	42.11	42.51	46.45	41.27
Average Alberta Power Pool prices ($/MWh) (2)	35.31	43.90	34.75	61.43	43.85
Natural Gas Distribution (5)					
Volume of natural gas distributed					
Sales (Bcf)	5.9	2.4	1.4	4.5	14.2
Transportation (Bcf)	2.0	1.8	1.8	2.0	7.6
Number of customers (1)	57,638	57,665	57,900	58,499	58,499
Degree day variance (percent) (3)	10.4	34.4	20.7	(7.4)	7.8

(1) *As at period end*

(2) *Period average*

(3) *Variance from 20-year average. Positive variances are favourable*

(4) *Excludes condensate pipeline volumes*

(5) *Numbers exclude Inuvik Gas and Heritage Gas*

(6) *Processed throughput includes Wabasca from November 1, 2002. Proforma for the full quarter would result in 65 percent capacity utilization*

DIVIDENDS

On January 11, 2001 the Corporation declared its first quarterly cash dividend per fully paid common share and participating share in the capital stock of the Company, which was paid on March 31, 2001. No dividends were paid on any shares of AltaGas from the date of its incorporation to the end of December 2000.

Dividend levels are reviewed periodically by the Board of Directors and given consideration to AltaGas' growth-related initiatives, financial position, financing requirements, cash flow and other relevant factors. The following table summarizes the dividends paid by AltaGas in 2003, 2002 and 2001.

	2003	2002	2001
First quarter	$ 0.08	$ 0.06	$ 0.03
Second quarter	0.08	0.06	0.03
Third quarter	0.11	0.08	0.06
Fourth quarter	0.11	0.08	0.06
	$ 0.38	$ 0.28	$ 0.18

EARNINGS COVERAGE RATIO

The following table sets forth AltaGas Services Inc.'s earnings coverage ratio which is provided in connection with its continuous offering of medium term notes. The financial ratio has been calculated based on Canadian generally accepted accounting principles.

	2003	2002
Earnings coverage on short and long term debt	3.8X	3.4X

DEFINITIONS

Bbls/d	barrels per day
Bcf	billion cubic feet
Mmcf/d	million cubic feet per day
MW	megawatt
Net revenue	gross revenue less the costs of the purchase of natural gas for resale, and the costs to purchase power under the power purchase based arrangements
Degree day	The cumulative extent to which the daily mean temperature falls below 18 degrees Celsius. Normal degree days are based on a 20 year rolling average. The 10 percent is relative to the 20 year rolling average

DIRECTORS

John B. Breen [1]
Managing Partner
MWI & Partners
Toronto, Ontario

David W. Cornhill [3] [4]
Chairman and Chief Executive Officer
AltaGas Services Inc.

Bonnie D. DuPont [2] [6]
Group Vice President,
Corporate Resources of
Enbridge Inc.
Calgary, Alberta

Denis C. Fonteyne [2] [3] [6]
Natural Gas Industry Consultant
Calgary, Alberta

Daryl H. Gilbert [1]
President and Chief Executive Officer
Gilbert Laustsen Jung Associates Ltd.
Calgary, Alberta

Myron F. Kanik [2] [3] [5] [6]
President
Kanik and Associates Ltd.
Calgary, Alberta

Stephen J. J. Letwin [1]
Group Vice President Gas Strategy
& Corporate Development
Enbridge Inc.
Calgary, Alberta

David F. Mackie [2] [6]
Energy Industry Consultant and Investor
Houston, Texas

OFFICERS

David W. Cornhill
Chairman of the Board and
Chief Executive Officer

Dennis A. Dawson
Vice President, General Counsel and
Corporate Secretary

Gary R. Holden
President and Chief Operating Officer

Kim R. Hubick
Corporate Controller

Denise M. Kitagawa
Divisional Vice President Extraction and
Transmission

Gerry M. Malin
Vice President
Regulatory and Northern Development

John W. A. McDonald
Vice President

Patricia M. Newson
Senior Vice President Finance and
Chief Financial Officer

Marilyn A. Pfaeffin
Treasurer

Kent E. Stout
Vice President
Corporate Resources

Marshal L. Thompson
Segment Vice President
Gathering and Processing

[1] *Member of the Audit Committee of the Corporation. The Corporation is required to have an audit committee under the CBCA, the corporate statute governing the Corporation*
[2] *Member of the Human Resources and Compensation Committee of the Corporation*
[3] *Member of the Environment and Safety Committee of the Corporation*
[4] *Chairman of the Board of Directors*
[5] *Lead Director*
[6] *Member of Governance Committee*

CORPORATE INFORMATION

SENIOR EXECUTIVE TEAM



David W. Cornhill

Chairman of the Board and Chief Executive Officer co-founded AltaGas in 1994. Mr. Cornhill is focused on the strategic direction and growth of the Company, customer and investor relations, and performance for shareholders.



Dennis A. Dawson

AltaGas' Vice President, General Counsel and Corporate Secretary and member of the AltaGas team since 1997 Mr. Dawson is responsible for the areas of legal and regulatory.



Gary R. Holden

President and Chief Operating Officer joined AltaGas on April 1, 2003. Mr. Holden provides leadership and direction to the operational groups of AltaGas, including field gathering and processing, transmission, extraction, energy services and natural gas distribution, and is responsible for operational excellence and reliable and responsive service to customers.



Patricia M. Newson

Senior Vice President Finance and Chief Financial Officer, joined the Company in 1996. Ms. Newson is responsible for the areas of corporate development, finance, treasury and investor relations, financial reporting and planning, controllership and accounting, and information technology.



Kent E. Stout

AltaGas' Vice President Corporate Resources, joined the Company in 1998. Mr. Stout is responsible for the areas of human resources, office services, community relations and corporate communications.

HEAD OFFICE

Suite 1700
355 – 4th Avenue S.W.
Calgary, Alberta
Canada T2P 0J1
Tel: (403) 691-7575
Fax: (403) 691-7576

ANNUAL MEETING

A special meeting of the shareholders of AltaGas Services Inc. will be held on Thursday April 29, 2004 at 3:00 p.m. at the Metropolitan Centre 333 – 4th Avenue S.W., Calgary, Alberta.

Learn more about AltaGas on our website at www.altagas.ca

ALTAGAS SERVICES INC.

Suite 1700, 355 - 4th Avenue S.W.
Calgary, Alberta Canada T2P 0J1
www.altagas.ca